As filed with the Securities and Exchange Commission on May 28, 2004                                Commission File No.  333-112790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-2/A

AMENDMENT NO. 1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ENERGY EXPLORATION TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Province of Alberta (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

840 7th Avenue S.W., Suite 700
Calgary, Alberta, Canada, T2P 3G2         (403) 264-7020
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Paracorp Incorporated

318 No. Carson Street Suite #208

Carson City, Nevada 89701               (775) 883-0104
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Approximate date of commencement of proposed sale to public:  As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Offering Price Per Share	Proposed Aggregate Offering Price	Amount of Registration Fee
Common shares, no par value Common shares, no par value	1,875,000 124,000	$2.50 (1) $2.37 (2)	$4,828,125.00 $293,880.00	$379.22 $37.23

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C as of the close of the market on December 23, 2003.

(2)

Estimated solely for the purpose of calculating the registration fee for these additional shares pursuant to Rule 457(c) of Regulation C as of the close of the market on April 30, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

NXT

ENERGY EXPLORATION TECHNOLOGIES

1,999,000 SHARES OF COMMON STOCK OFFERED BY THE SELLING SHAREHOLDERS

An investment in the common shares offered for sale under this prospectus involves a high degree of risk. See "Risk Factors" beginning on page 7 of this prospectus.

Neither the United States Securities and Exchange Commission or the securities administrator or similar regulatory authority of any other national, state, provincial or other jurisdiction, including the Alberta Securities Commission, has approved or disapproved of the common shares offered for sale under this prospectus or the merits of that offering, or has determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

(403) 264-7020

Dated May 28, 2004

Exchange Commission. The common shares offered for sale under this prospectus may not be offered for sale or sold until that registration statement is declared effective by the Securities and Exchange Commission. This prospectus is not an offer to sell the common shares—and doesn't solicit an offer to purchase the common shares—in any jurisdiction where this offer or sale is not otherwise permitted.

[INSIDE OF FRONT COVER OF PROSPECTUS]

PAGE

PROSPECTUS SUMMARY……2

PART I

RISK FACTORS……7

INFORMATION ABOUT THE OFFERING……14

OFFER STATISTICS AND EXPECTED TIMETABLE……14

CAPITALIZATION AND INDEBTEDNESS……14

REASONS FOR THE OFFER AND USE OF PROCEEDS……15

INTERESTS OF EXPERTS AND COUNSEL……15

THE OFFER AND LISTING……15

ADDITIONAL INFORMATION……21

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES……32

MATERIAL CHANGES……32

OVERVIEW……32

RESULTS OF CONSOLIDATED OPERATIONS……33

FINANCIAL STATEMENTS

DECEMBER 31, 2003……42

MARCH 31, 2004……65

PART II

INFORMATION RESPECT TO REGISTRANT……77

EXHIBITS……80~~1~~

Prospectus Summary

This summary highlights important information about our company and business.  Because it is a summary, it may not contain all of the information that is important to you.  You should carefully read this prospectus in its entirety, including the risk factors and the financial data and statements contained elsewhere in this prospectus.

Our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America. Our functional currency is the United States dollar. All references to "dollars" in this prospectus refer to United States or U.S. dollars unless specific reference is made to Canadian or CDN dollars.  The rate of exchange of Canadian dollars to United States dollars as of December 31, 2003, was CDN $1.2965 to U.S. $1.  For information relative to the conversion of Canadian amounts into US dollars, see the section contained in explanatory Note 2 to our consolidated financial statements captioned "Foreign Currency Translation".

COMPANY

We are a reconnaissance exploration company that utilizes our stress field detector (SFD) technology, which is a remote-sensing airborne survey technology comprised of SFD and integrated electronic data acquisition, processing and interpretation subsystems and software. Our principal executive offices are located at 700, 840 - 7 Avenue SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020. We are a reporting company in the United States under the Securities Exchange Act of 1934, and the common shares trade publicly over-the-counter within the United States on the OTC Bulletin Board under the symbol "ENXTF.OB".

OFFERING

This prospectus relates to the public offer and sale by some of our common shareholders of 1,999,000 shares. The foregoing offering is to be sold during the period in which the registration statement containing this prospectus is effective. The shares offered by our shareholders are to be sold on the Over-the-Counter/Bulletin Board, in negotiated transactions with a broker-dealer or market maker as principal or agent, in privately negotiated transactions not involving a broker or dealer, or by a combination of these methods.  Broker dealers who effect sales under this prospectus may receive compensation from the selling shareholders in the form of discounts or commissions.  We will not receive any proceeds from the sale of these shares.  The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold.

BUSINESS

We use our SFD to survey large exploration areas from leased aircraft at speeds of approximately 200 mph to identify and prioritize leads for further evaluation and potential drilling.   The Company utilizes leased aircraft for the purpose of conducting the SFD surveys. Our survey equipment racks have been aircraft type certified by the Canadian Ministry of Transport for both the Piper Cheyenne and Piaggio aircraft models. SFD has been successfully field tested for independent geologists and joint venture partners.  Our SFD provides us with the ability to identify the location of potential hydrocarbon prospects in a matter of days or weeks, as compared to months or years using conventional seismic methods employed in wide-area exploration activities.  Once the location of potential hydrocarbon deposits are identified through the analysis and interpretation of the SFD data, the Company uses conventional geophysical technologies to further confirm and qualify the prospects prior to selection of drilling sites.

CORPORATE OBJECTIVE

Our corporate objective is to become an industry leader in technology-driven oil and natural gas exploration.  We believe our SFD technology has the potential to provide significant competitive advantages.

2

BUSINESS STRATEGY

Our primary objective is to become profitable and self-sustaining:

  through the development or sale of our current inventory of properties;

  by taking the lead in identifying areas, which are most attractive for exploration, using SFD;

  through the early acquisition of mineral rights;

  by direct participation in selection of drilling locations; and

  by the sale of the properties as they reach the developed stage.

We believe that the majority of the value of hydrocarbon reserves is added early in the development cycle and we plan to sell the reserves as the value-adding curve begins to level off. We do not plan to be a long-term production based company, although we may hold properties after they begin production for periods of time while we wait for oil and natural gas prices to increase. Reserves will be treated as portfolio investments and will be sold off as product prices rise and held when prices drop. This strategy will require discipline and focus, as it tends to be contrary to the activities of many industry players. Also, we will need to build a financial reserve to enable us to sustain operations through the cyclical price downturns that regularly occur in this industry.

We believe that by successfully exploiting our SFD we will be able to achieve market acceptance, and access to the additional capital to fund the exploration, land acquisition and drilling efforts that will be necessary to fund our future growth and expansion.  We are hopeful that the recent developments of our business operations in Syria and elsewhere in the Middle East will result in market acceptance of our SFD technology.  The efforts in the Middle East are still in the very early stages and it is not possible to provide any forecast of operations. We are still trying to determine what opportunities we will have by investigating the interest that has been expressed in the SFD technology. We have just completed a survey in Syria under test conditions defined by the Syrian Petroleum Company. The results of this survey which are expected shortly will largely determine what opportunities if any we will have in Syria and in other Middle East countries.  Our President, General Manager and all of our technical staff have spent between 5 and 12 weeks in Syria working on the test and establishing relationships. Also, since we are new to international operations and will be proceeding slowly and carefully, we are unable at this time to describe what form our operations in the Middle East may ultimately take.

OPERATIONAL RESULTS

During 2003, the following significant events occurred:

-	In February we actively commenced the business development activities in the Middle East
-	In March we sold all of our U.S. properties for $720,000 cash and the return to treasury of all of our outstanding preferred shares
-

Also in March, a well at Dalroy, Alberta that we have a small interest in was completed and tested. Right of way delays persisted until 2004 and the well was tied into the gathering system in early 2004.

The well at Carbon, Alberta commenced production and we have a 5% overriding royalty.

-	In May we conducted a 5,000 kilometer airborne survey in B.C.
-	In June we sold our working interest in the Monarch property

-	In September, we closed a private placement for $750,000 for which we issued 1,875,000 common shares
-	Also, in September our proposal to conduct an SFD technology evaluation survey in Syria was accepted by the Syrian Petroleum Company
-	In October we continued NXT from Nevada to Alberta
-	In November, drilling commenced on our South Adsett prospect in B.C.
-	In December we commenced two private placements and closed the 2003 flow-through placement segment
-	In December the South Adsett drilling was completed. It was tested in February 2004 and abandoned
-

In December we also received notice that the Ministry of Petroleum and Mineral Resources of the Syrian Arab Republic had received approval for the SFD technology evaluation survey from other Ministries and Departments such as the military as they control the fly zones.

Summary of Exploration Costs

Summarized below are the oil and natural gas property costs we capitalized for the years ended and as of December 31, 2003 and 2002:

	Years Ended December 31		As of December 31
	2003	2002	2003	2002
Acquisition costs	$ 389,679	$ 232,226	$ 1,658,346	$ 1,268,667
Exploration costs	865,926	1,380,801	8,257,804	7,391,878
Development costs	-	27,681	83,234	83,234
	1,255,605	1,640,708	9,999,384	8,743,779
Less depletion...........	(17,291)	(140,122)	(157,413)	(140,122)
Less impairment	(1,365,008)	(3,495,970)	(6,977,395)	(5,612,387)
Less dispositions	(1,442,819)	(158,255)	(1,670,170)	(227,351)
Net oil and natural gas properties	$ (1,569,513)	$ (2,153,639)	$ 1,194,406	$2,763,919

Net proved and unproved oil and natural gas property costs are summarized below:

	As of December 31
	2003	2002
Proved property costs	$ Nil	$ 781,446
Unproved property costs	1,194,406	1,982,473
	$ 1,194,406	$ 2,763,919

Summary of Drilling Results

Summarized below are our drilling results relative to natural gas or oil wells in which we have an interest.

	Total Wells Drilled In Period	Wells Placed In Commercial Production	Wells Shut-In Pending		Wells Abandoned Because
			Connection To Pipeline	Further Development Decisions	Dry or Noncommercial	Junked For Mechanical Reasons

(Gross Wells / Net Wells)

2003:
United States	-	-	-	-	-	-
Canada	2/ 0.375	-	1/ 0.225	1/ 0.15	-	-
Total	2/ 0.375	-	1/ .0225	1/ 0.15	-	-

2002:
United States	1 / 0.17	-	-	-	1 / 0.17	-
Canada	1 / 0.21	-	-	-	1 / 0.21	-
Total	2 / 0.38	-	-	-	2 / 0.38	-

2001:
United States	2 / 0.46		1 / 0.23	-	1 / 0.23	-
Canada	3 / 0.17	-	2 / 0.11	-	1 / 0.06	-
Total	5 / 0.63	-	3 / 0.34	-	2 / 0.29	-

Cumulative to date	24 / 3.575	-	10 / 1.415	6 / 0.89	7 / 1.12	1 / 0.15

Summary of Acreage

Summarized below is the acreage of land holdings in which we hold either direct working interest agreements, or have a right to acquire a working interest.

		Undeveloped
	Interest (geographical area)	Gross Acres	Net Acres
Alberta		32,851	9,915
British Columbia		10,938	2,127
Total		43,789	12,042

DESCRIPTION OF PROPERTIES

Alberta, Canada

-	Monarch-We hold a 4 % overriding royalty interest in this 3,723 acre exploration block located in the Kehoe area of southwestern Alberta.
-	Carbon - We hold a 2.5% overall net overriding royalty interest in this 640 acre exploration block located in the Carbon area of southwestern Alberta and receive a monthly royalty.
-	Nanton - We hold a 22.5% interest in 6,560 acres at this prospect in southern Alberta.
-	Princess - We currently own the Mannville and deeper rights to 1,280 acres in the Princess area. We hold a 22.5% working interest in this prospect.
-	Reagan- We hold a 22.5% working interest in 2,560 acres in this prospect.
-	Fincastle - We hold 21% to 50 % interests in 1,280 acres in this prospect in the Taber area.

British Columbia, Canada

-	South Adsett- This land was purchased in August 2002 and was drilled in late 2003. Although there were gas shows the well was abandoned in late February 2004. We hold a 15.0 % interest in 8,235 acres.
-	Tenaka- This land was purchased in August 2003 and we plan to run seismic on it in 2004. We hold a 33% interest in 2,703 acres.

SUMMARY CONSOLIDATED FINANCIAL DATA

Summarized below is selected historical consolidated financial information for our most recent three fiscal years of operation ended December 31, 2003, derived from the audited consolidated financial statements included in this prospectus.  You should read this table in conjunction with the audited financial statements included elsewhere in this prospectus and those sections of this prospectus captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations".

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS	Year Ended December 31,
	2003	2002	2001

Operating revenues	$ -	$ 75,628	$ -

Operating expense:
Oil and natural gas operating expenses	-	1,559	-
Administrative	1,782,952	1,442,477	1,435,367
Depletion and impairment of oil and natural gas properties	1,004,973	210,871	915,528
Amortization and depreciation	56,666	239,766	336,924
Research and development	-	152,862	418,422
Survey operations and support	130,499	48,909	140,531
	2,975,090	2,096,444	3,246,772

Operating loss	(2,975,090)	(2,020,816)	(3,246,772)

Other income (expense):
Interest income	2,190	26,499	80,113
Other income (expense)	(739)	40,410	(662)
	1,451	66,909	79,451

Net loss from continuing operations	(2,973,639)	(1,953,907)	(3,167,321)

Gain (loss) from discontinued operations (1)	159,765	(3,722,213)	(1,221,269)
Net loss	(2,813,874)	(5,676,120)	(4,388,590)
Other comprehensive gain (loss):
Foreign currency translation adjustment	461,515	39,211	(158,952)
Comprehensive loss for the year	$ (2,322,633)	$ (5,636,909)	$ (4,547,542)
Basic and diluted net loss from continuing operations per share	$ (0.17)	$ (0.12)	$ (0.22)
Basic and diluted comprehensive loss per share	$ (0.13)	$ (0.33)	$ (0.31)
Weighted average shares outstanding	17,606,845	16,971,153	14,222,820

(1)

In March 2003 we divested all our U.S. properties. For reporting purposes, the results of operations and the cash flows of the U.S. properties have been presented as discontinued operations.  Accordingly, prior period financial statements have been reclassified to reflect this change.

	As at December 31,
CONSOLIDATED BALANCE SHEET DATA:	2003	2002	2001
Working capital (1)	$ 610,380	$ 842,530	$ 2,515,338
Current assets.	$ 1,297,431	$ 991,563	$ 3,342,224
Oil and natural gas properties, net	1,194,406	2,763,919	4,917,558
Other property and equipment, net	190,810	229,131	3,448,416
Total assets	$ 2,682,647	$ 4,018,825	$ 11,763,100
Current liabilities	$ 687,051	$ 149,033	$ 826,886
Long-term liabilities	-	-	1,463,729
Total liabilities	$ 687,051	$ 149,033	$ 2,290,615
Shareholders' equity	$ 1,995,596	$ 3,869,792	$ 9,472,485

 (1)  Working capital is determined by subtracting current liabilities from current assets.

PART I

RISK FACTORS

UNCERTAINTIES AND RISK FACTORS THAT MAY AFFECT NXT'S FUTURE RESULTS AND FINANCIAL CONDITION

You should consider an investment in the common shares to involve a high degree of risk and to be subject to many uncertainties.  In order to attain an appreciation for these risks and uncertainties, you should read this prospectus in its entirety and consider all of the information and advisements contained in this prospectus, including the following risk factors and uncertainties.  The risk factors and uncertainties enumerated below, in addition to those presented elsewhere in this prospectus, may materially adversely affect our business, operating results and financial condition, and could result in a complete loss of any value in the common shares.

UNCERTAINTIES AND RISK FACTORS GENERALLY RELATING TO OUR BUSINESS

Our business plans are still unproven.  The failure of our plans could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company

Exploration and development of oil and natural gas is extremely risky. An investment in our company should be considered highly speculative due to the nature of our involvement in the exploration, development and production of oil and natural gas.  Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  There is a risk that expenditures we make on future exploration might not result in new discoveries of oil or gas.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered.  The cost to drill, complete and operate wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors including unexpected drilling conditions, abnormal pressures, equipment failures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires, spills or other accidents, as well as weather conditions, compliance with governmental requirements, delays in receiving governmental approvals or permits, unexpected environmental issues and shortages or delays in the delivery of equipment.  Our inability to locate commercial quantities of oil and natural gas would have a material adverse effect on our business, consolidated financial condition and results of operations.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after exploration, drilling, operating and other costs.  Completion of wells does not necessarily mean that we will earn a profit on the investment or recovery of exploration, drilling, completion and operating costs.  Drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production.  Adverse conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

We have accumulated losses since our inception, and our continued inability to generate sufficient revenues and profits would adversely affect our ability to participate in land acquisition, seismic and drilling projects or raise additional capital, and could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company

We anticipate that we will continue to incur operating losses well into 2004 and likely into 2005 unless and until we are able to locate and monetize oil and gas prospects.

If we do not raise sufficient additional capital to fully fund our survey and operational requirements, we will be forced to reduce or even suspend our operations, and may even be forced to liquidate our assets and wind-up and dissolve our company

We hope to activate our assets through farm-ins, drilling or dispositions to raise additional capital. There is significant risk that we might not be able to secure the additional capital we require to fully or partially fund our plans in a manner which will not be objectionable to our company or our shareholders, including substantial dilution.  Our inability to raise sufficient additional working capital in the longer-term would likely force us to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

Our future success is dependent upon our ability to successfully identify commercially viable hydrocarbon accumulations

Our future success is dependent upon our ability to successfully identify commercially viable hydrocarbon accumulations for development.  Based on our business plan, we will be dependent on:

-	the capability of our SFD technology in identifying SFD prospects;
- - -

our ability to independently raise the funds necessary to exploit these prospects;

continued development of the empirical correlations between known hydrocarbon deposits and the SFD signal responses; and

continued development of our understanding of the scientific principles of the SFD technology.

To date, we have not identified the physical nature of the SFD process nor have we successfully identified commercial oil and gas properties with the SFD process.

Our revenues and cash flow will be principally dependent upon the success of drilling and production from prospects in which we participate

Pursuant to our business plan, our revenues and cash flow will, at least in the near-term, be principally dependent upon the success of drilling and production from prospects in which we participate in the form of an overriding royalty or a working interest or other participation right.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered.  The cost to drill, complete and operate wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors including unexpected formation and drilling conditions, pressure or other irregularities in formations, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment.

Our future operating results may fluctuate significantly

Our future operating results may fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and natural gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures.  This variability could have a material adverse effect on our business, consolidated financial condition and results of operations.  In addition, any failure or delay in the realization of expected cash flows from initial operating activities could limit our future ability to continue exploration and to participate in economically attractive projects.

Volatility of oil and natural gas prices could have a material adverse effect on our business

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond our control.  It is impossible to predict future oil and natural gas price movements with any certainty, as they have historically been subject to wide fluctuations in response to a variety of market conditions, including:

-	relatively minor changes in the supply and demand for oil and natural gas,
-	economic, political and regulatory developments, and
-	competition from other sources of energy.

Any extended or substantial decline in oil and natural gas prices would have a material adverse effect on:

-	our ability to negotiate favorable joint ventures with viable industry participants;
-	our ability to acquire drilling rights;
-	the volume of oil and natural gas that could be economically produced;
-	our cash flow; and
-	our access to capital.

We do not currently intend to engage in hedging activities and may be more adversely affected by fluctuations in oil and natural gas prices than other industry participants that do engage in such activities.  A sustained material decline in prices from historical average prices could add additional limitation factors to our borrowing base, reducing credit available to our company.  Our business, consolidated financial condition and results of operations would be materially and adversely affected by adverse changes in prevailing oil and natural gas prices.

We compete directly with independent, technology-driven exploration and service companies and with major oil and natural gas companies in our exploration for and development of commercial oil and natural gas properties.

There is a risk that other companies or individuals may develop exploration services that are superior to our SFD technology.  Increased competition could impair our ability to attract viable industry participants, and to negotiate favorable participations and joint ventures with such parties, which could materially and adversely affect our business, consolidated financial condition and results of operations.

The oil and natural gas industry is highly competitive.  Many companies and individuals are engaged in the business of acquiring interests in and developing oil and natural gas properties and the industry is not dominated by any single competitor or a small number of competitors.  We will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to drill and develop those prospects.  Many of these competitors have financial, technical and other resources substantially in excess of those available to us.  These competitive disadvantages could adversely affect our ability to participate in projects with favorable rates of return.

Our inability to retain our key managerial and research and development personnel could have a material adverse effect on our business

Our success depends to a significant extent on the continued efforts of our executive officer, Mr. George Liszicasz, the inventor of our SFD technology, who is our Chief Executive Officer and who is responsible for the continuing development of our SFD technology.  The loss of Mr. Liszicasz could have a material adverse effect on our business, consolidated financial condition and results of operations.  While we have entered into employment and non-competition agreements with Mr. Liszicasz, he would nevertheless not be prevented from working for other companies in the oil and natural gas industry so long as they did not employ SFD technology should he elect to terminate his employment with us. We also do not carry key person life insurance policies on our executive officer.

Our success also depends on the continued efforts of our SFD research and development team, which is composed of a small number of individuals.  Replacement of these individuals would be very difficult as they are the only ones with any theoretical or working knowledge of how to interpret SFD data or how our SFD technology operates, and it would take a significant period of time to train any replacement personnel.  Until such time as we have a fully trained complement of SFD research and development team, the loss of any members of this team could adversely affect the pace at which we interpret SFD data or affect improvements to our SFD technology, which could adversely impact our business, consolidated financial condition and results of operations.

We may be unable to attract the qualified managerial, geological and geophysical, and research and development personnel required to implement our longer-term growth strategies

Our ability to implement our longer-term growth strategies depends upon our continuing ability to attract and retain highly qualified geological, technical, scientific, information management and administrative personnel.  We cannot give you any assurance that we will be able to retain our key managerial, professional and technical employees, or that we will be able to attract and retain additional highly qualified managerial, professional and technical personnel in the future.  Our inability to attract and retain the necessary personnel could impede our growth.

Our limited operating history could adversely affect our business

We are subject to all the risks and issues inherent in the establishment and expansion of a new business enterprise including, among others, problems of using a newly developed technology, hiring and training personnel, acquiring reliable facilities and equipment, and implementing operational controls. Our failure to successfully address these risks could have a material, adverse effect on our business, financial condition and results of operations.

We may be unable to effectively manage our expected growth

Our success will depend upon the expansion of our business.  Expansion will place a significant strain on our financial, management and other resources, and will require us, among other things, to:

-	change, expand and improve our operating, managerial and financial systems and controls; and
-	improve coordination between our various corporate functions.

Our business may be adversely affected by currency fluctuation, regulatory, political and other risks associated with international transactions

We currently operate within Canada and anticipate we will also operate in other countries in the foreseeable future.  These operations will subject us to several potential risks, including risks associated with:

-	fluctuating exchange rates; and
-	the regulation by the government of Canada as well as by foreign governments of fund transfers and export and import duties and tariffs.

We do not currently engage in activities to mitigate the effects of foreign currency fluctuations.  If earnings from international operations increase, our exposure to fluctuations in foreign currencies may increase

Operations in foreign jurisdictions may encounter potentially unstable political environments that will put our staff and/or resources at risk.

We do not have assets or staff in foreign jurisdictions at the date of this prospectus. However, we are actively pursuing opportunities in Syria and the U.A.E. Certain members of our staff have spent up to two months in Syria as part of efforts to establish business relations. The Canadian government has been supportive of trade relations with Syria. However, there is the potential for political risk as the United States has classified Syria as one of the countries with which U.S. companies are restricted from doing business. We may also have dealings with other countries in that region. Our success depends upon our ability to manage or avoid situations which could lead to having our staff or assets at risk.

Our business within Canada may be adversely affected by the enforcing of the Kyoto Accord

In December of 2002, the Canadian government ratified the Kyoto Accord.  Under the Kyoto Accord, industrialized countries and countries in transition to a market economy agreed to bring their emissions of greenhouse gases to 5% less than 1990 levels. They also agreed to foster energy efficiency in their economies, promote the development of cleaner energy sources, and employ agricultural practices that have a sustainable environmental impact. By ratifying the Kyoto Accord, the Canadian government agreed to reduce greenhouse gas emissions to 6% below 1990 levels by 2012. This would represent a 26% reduction from projected 2012 levels.   It is expected that the Canadian government will enact new environmental regulations in order to meet the goals set out in the Kyoto Accord.  We believe that these new regulations will have negative repercussions on our Canadian operations but cannot determine the full impact of these at this time.

Our current financial condition is tenuous and posses a risk that we may not be able to continue as a going concern.

For the year ended December 31, 2003, we incurred a loss of $2,352,359 and our ability to continue as a going concern will be dependent upon successfully identifying hydrocarbon bearing prospects, financing, and developing and monetizing these assets for a profit. We anticipate that we will continue to incur further losses until such time as we receive revenues from production or sale of properties with respect to currently held prospects or through prospects we identify and exploit for our own account.

The current status of pending projects does not allow us to project that any of such projects will generate sufficient revenues to cover our operating or other costs.  Should this be the case, we would be forced, unless we can raise sufficient additional working capital, to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

A single shareholder retains the ability to influence or control our company

Mr. George Liszicasz, our principal executive officer and largest shareholder, beneficially owns approximately 25.5% of the common shares outstanding as of the date of this prospectus, and therefore has a substantial voice in all shareholder matters.

There is an inherent conflict in interest arising as a result of the relationship between our principal stockholder and the licensor of our SFD technology

Mr. George Liszicasz indirectly controls our company and is a major shareholder and director of Momentum Resources, which has granted us an exclusive license to identify oil and natural gas prospects using the SFD while reserving the exclusive right to use the SFD technology for purposes other than oil and natural gas exploration. As a result of the foregoing relationships, certain conflicts of interests between our company, Momentum Resources and Mr. Liszicasz may directly or indirectly arise, including the proper exercise by Mr. Liszicasz of his fiduciary duties on our behalf as a controlling stockholder and, to the extent applicable, as a director of our company in connection with any matters concerning Momentum Resources such as, by way of example and not limitation:

-	disputes regarding the validity, scope or duration of our SFD technology license;
-	the exploitation of corporate opportunities;
-	rights to proprietary property and information;
-	maintenance of confidential information as between entities;
-	the structure and amount of the compensatory arrangements under the license; and
-	potential competition between our company and Momentum Resources.

In addition, Mr. Liszicasz and NXT

have each executed certain disclosures and consents relating to these conflicts. However, these disclosures and consents will not remedy these conflicts; they merely release Mr. Liszicasz from liability as a result of the conflicts so long as he uses reasonable efforts to minimize the conflicts.

We may be unable to protect our intellectual property

The licensor of our SFD technology, Momentum Resources, claims common law ownership of that technology, but has not obtained patent or copyright protection for those rights.  In the absence of significant patent or copyright protection, we may be vulnerable to competitors who attempt to imitate the SFDs, or to develop functionally similar technologies.

We rely upon trade secret protection and confidentiality and non-disclosure agreements with our employees, consultants, joint venture partners and others to protect our proprietary rights.  Furthermore, we do not believe, were Momentum Resources to apply for and receive patent protection, that the patent would necessarily protect Momentum Resources or our company from competition.  Momentum Resources and our company therefore anticipate continued reliance upon contractual rights and on common law to protect our trade secrets.  The steps taken by our company and Momentum Resources to protect our respective rights may not be adequate to deter misappropriation, or to preclude an independent third party from developing functionally similar technology.

There is a risk that others will independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to Momentum Resources' or our trade secrets, or otherwise disclose aspects of the SFD device, or that we will not be able to meaningfully protect our trade secrets.  There is also a risk that Momentum Resources or our company will be required to defend against litigation or to enforce or defend intellectual property rights relating to SFD devices due to the fact that the SFD technology does not have any patent protection.  Legal and accounting costs relating to prosecuting or defending intellectual property rights may be substantial.

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the OTC Bulletin Board and that market is extremely volatile

There is only a limited public market for our common shares on the OTC Electronic Bulletin Board, and there is a risk that that a broader or more active public trading market for our common shares will never develop or be sustained, or that current trading levels will not be sustained.

The market price for the common shares on the OTC Bulletin Board has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors.  This is especially true with respect to emerging companies such as ours.  Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies.  Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, advances in technology or other business developments.

Because we have a limited operating history and no profits to date, the market price for the common shares is more volatile than that of a seasoned issuer.  Changes in the market price of the common shares, for example, may have no connection with our operating results or prospects.  No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Sales of substantial amounts of the common shares on the public market, or the perception that substantial sales could occur, could adversely affect the prevailing market prices for those shares and also, to the extent the prevailing market price for the common shares is reduced, adversely impact our ability to raise additional capital in the equity markets.  In addition, our employees, former employees, directors and consultants currently hold vested options entitling them to acquire 456,253 common shares.  Should these persons exercise these options, it is likely they would sell some or all of the underlying common shares on the public markets in order to procure liquidity to pay taxes as well as other reasons they may deem pertinent.

You will be subject to the penny stock rules to the extent our stock price on the OTC Bulletin Board is less than $5.00

Since the common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in the common shares on the OTC Electronic Bulletin Board is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules".  The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

You should not expect to receive dividends

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future.  Our current business plan is to retain any future earnings to finance the expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares.  Subject to compliance with applicable corporate and securities laws, we may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our board of directors may, in their discretion, determine to be necessary and appropriate.  Your proportionate ownership and voting rights as a common shareholder could be adversely affected by the issuance of additional common shares, including a substantial dilution in your net tangible book value per share.

RATIO OF EARNINGS TO FIXED CHARGES

Not Applicable.

INFORMATION ABOUT THE OFFERING

OFFER STATISTICS AND EXPECTED TIMETABLE

Offer Statistics

We are registering 1,999,000 common shares on behalf of the selling shareholders.  The shares offered by this prospectus are being offered by the selling shareholders on a continuous or delayed basis until sold.  The selling shareholders will offer the shares at the prevailing market price at the time of sale by each selling shareholder and therefore no specific price has been set for this offering.

Expected Timetable

The time period during which this offering will be open is until all of the shares are sold. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices.  Such transactions may or may not involve brokers or dealers.  The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals.  Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

As the selling shareholders have already paid for the shares offered hereunder, NXT will not receive any proceeds from the sale of the shares.

CAPITALIZATION AND INDEBTEDNESS

Following is a statement of NXT's capitalization and indebtedness as of March 31, 2004.

	December 31, 2003	March 31, 2004
DEBT	$ NIL	$ NIL
CAPITALIZATION(1)(2)
Common Shares	24,527,066	25,686,238
TOTAL DEBT AND CAPITALIZATION	$ 24,527,066	$ 25,686,238

(1)

Our company is authorized to issue an unlimited number of common shares and preferred shares with no par value. At December 31, 2003 our issued and outstanding common shares were 19,306,852. We have no outstanding shares of preferred stock.

(2)

The increase in common shares outstanding at March 31, 2004 is due to: (a) the issue of 573,269 common shares as part of a private placement at $2.00 per share; the gross proceeds were $1,143,633; and (b) the exercise of options for a total of 81,172 common shares as follows: 31,840 at $2.00, 1,000 at $0.29 and 48,332 at $0.38.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

THE OFFER AND LISTING

Offer and Listing Details

1. The shares offered hereunder by the selling shareholders consist of 1,999,000 common shares of NXT. It is expected that the selling shareholders will sell the shares at various times during the period in which this prospectus is part of an effective registration statement. It is expected that the sales will take place on the Over-the-Counter/Bulletin Board and that therefore the selling price will be determined by the then-current market price for NXT's stock.

4 (a) The shares of common stock, with no par value, being registered under this registration statement are in the form of registered shares. The shares were issued by NXT on September 11, 2003, and are held by the selling shareholders or are shares underlying options and warrants that have been issued by NXT.  The offering price for the shares is described above under paragraph of this section entitle "Offer and Listing Details".

(b) Upon this registration statement being declared effective by the U.S. Securities and Exchange Commission, the shares offered hereunder will be freely-tradable without restriction.

Plan of Distribution

There are no entities underwriting or guaranteeing the offering of the securities described in this registration statement. NXT is not aware that any of its major shareholders, directors, or members of its management, supervisory or administrative bodies intend to subscribe in the offering or whether any person intends to subscribe to more than 5% of the offering. NXT is not aware of any particular group or potential investors that may have been targeted by the selling shareholders for this offering. NXT is not aware of the reservation for allocation to any group off targeted investors, including for example offerings to existing shareholders directors, or employees and past employees of NXT or its subsidiaries.

The amount of shares offered hereunder cannot be increased. As described above, under "Offer and Listing Details",it is anticipated that sales of the shares offered hereunder will be conducted primarily in market transactions by the selling shareholders. To that extent, each selling shareholder would most likely engage the services of a broker or dealer at his or her discretion to offer and sell the shares owned by such selling shareholder.

Markets

NXT's common shares are quoted on the OTC/Bulletin Board quotation system under the trading symbol "ENXTF".  NXT's common stock was also approved for listing on the Frankfurt and Berlin Exchanges in January, 2004.  It is NXT's understanding, however, that no shares have been traded on either of these exchanges.

Selling Shareholders

Following is a list of selling shareholders whose shares are being registered and offered by this registration statement, which list includes each selling shareholder's name, with the nature of any position, office or other material relationship with NXT or any of its predecessors or affiliates during the past 3 years, the amount of securities owned by each selling shareholder prior to the offering, the amount to be offered for the selling shareholder account and the amount and percentage of the class to be owned both before and after the offering is complete, if more than 1%.

Shareholder Name	Address	Position or Relationship to NXT (Last 3 years)	# of Shares Owned Prior to Offering	% of Class Owned Prior to Offering	# of Shares Offered by Selling Shareholders	# of Shares Owned After Offering	% of Class Owned After Offering
424360 Alberta Ltd.	Calgary, AB T2Z 2M6	n/a	25,000	0.13	25,000	0	0
796047 Alberta Ltd.	DeWinton AB Canada T0L 0X0	n/a	25,000	0.13	25,000	0	0
Bamako Investment Management Ltd.	Calgary, AB, Canada T3Z 3P3	n/a	25,000	0.13	25,000	0	0
Chris Bradley	Calgary, AB T3K 2A8	Acting CFO	29,000	0.15	25,000	0	0
Mary Helen Carwardine	Calgary AB Canada T2V 0K6	n/a	25,000	0.13	25,000	0	0
Igor Dmitriev	Cambridge ON Canada N1R 5S2	n/a	25,000	0.13	25,000	0	0
Donald E. Foulkes	Calgary AB Canada T3Z 3N7	Member of the Board of Directors	25,000	0.13	25,000	0	0
William Daniel Gantous	Calgary AB Canada T2W 3Z9	n/a	25,000	0.13	25,000	0	0
Labeed A. Ghaleb	Calgary AB Canada T2C 4C4	n/a	25,000	0.13	25,000	0	0

Global S.C. Communications Inc.	Calgary AB Canada T1Y 6Z2	n/a	25,000	0.13	25,000	0	0
Annette Hutchinson	Calgary AB Canada T2K 5R6	n/a	25,000	0.13	25,000	0	0
Saad Ibrahim	Calgary AB Canada T3L 2N5	n/a	25,000	0.13	25,000	0	0
Jokada Inc.	Toronto, ON, Canada M1P 2Y6	n/a	50,000	0.26	50,000	0	0
Brian A. Jones	High River, AB Canada T1V 1P3	n/a	25,000	0.13	25,000	0	0
Brian Paul Kohlhammer	Calgary AB Canada T3B 3K8	n/a	25,000	0.13	25,000	0	0
Gary Layden	Red Deer, AB Canada T4N 5E3	n/a	50,000	0.26	50,000	0	0
Lloyd Robert Lipsett	Calgary, Alberta T2T 6A8	Acting General Manager	25,000	0.13	25,000	0	0
Bonnie Maksymowich	Priddis, AB, Canada T0L 1W0	n/a	12,500	0.07	12,500	0	0
Randy Maksymowich	Priddis, AB, Canada T0L 1W0	n/a	12,500	0.07	12,500	0	0
Brent Marzolf	Calgary AB Canada T3G 1E2	n/a	25,000	0.13	25,000	0	0
Lanny King McDonald	Calgary AB Canada T3Z 3M1	n/a	25,000	0.13	25,000	0	0
D. Alec McDougall, P.Eng.	Calgary AB Canada T2S 0R6	n/a	25,000	0.13	25,000	0	0
Douglas G. McIntyre	Toronto, ON, Canada M8R 1R5	n/a	25,000	0.13	25,000	0	0
McLeod Hygiene Services Corp.	Calgary, AB, Canada T3A 4N8	n/a	25,000	0.13	25,000	0	0
Neil Orr	Calgary, AB T3Z 1E2	n/a	25,000	0.13	25,000	0	0
Steve Rainbow	Calgary, AB Canada T2K 3K2	n/a	30,000	0.16	25,000	5,000	0.03
Douglas Renwicke	Newmarket, ON Canada L3W 4W1	n/a	25,000	0.13	25,000	0	0
Douglas J. Rowe	Calgary, AB Canada T3Z 3N1	Member of the Board of Directors	25,000	0.13	25,000	0	0
Joanne Louise Scott	Calgary, AB Canada T2V 0Y6	n/a	53,000	0.27	53,000	0	0
Shewan Energy Corporation	Priddis, AB, Canada T0L 1W0	n/a	50,000	0.27	50,000	0	0
Trutta Resources Inc.	Elora, Ontario Canada N0B 1S0	n/a	25,000	0.13	25,000	0	0
Khalifa Alshuwaihi	Rak, UAE	n/a	25,000	0.13	25,000	0	0
Salem Al Zubaidi	Sharjoh, UAE	n/a	50,000	0.27	50,000	0	0
Steve Barritt	Dubai UAE	n/a	25,000	0.13	25,000	0	0
Thomas P. Barry	Dubai, UAE	n/a	25,000	0.13	25,000	0	0

Richard Blair	Dubai UAE	n/a	25,000	0.13	25,000	0	0
M.J. Buamaim	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Wayne T. Foster	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Michael J. Gerbich	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Joseph John Hanson	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Cueva Holder	Hamilton HMII, Bermuda	n/a	25,000	0.13	25,000	0	0
Colm McLoughlin	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Ilona Meszaros	Nyivegyhaza 4400	n/a	276,983	1.47	75,000	201,983	1.07
Dariush Rakhshani	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Ameritrade	Dubai UAE	n/a	25,000	0.13	25,000	0	0
Thomas F. Riggs	Dubai UAE	n/a	25,000	0.13	25,000	0	0
Rodolfo Rivas	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Stahis I Stathis	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Michael Tracey	Dubai, UAE	n/a	48,000	0.25	48,000	0	0
Dipak Himatlal Suru	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
John & Vera Cryan	Staten Island, NY 10804-3011	n/a	137,500	0.73	137,500	0	0
James E. Currie	Orlando, FL 32808	n/a	25,000	0.13	25,000	0	0
Bibi S. Daprile	Ormond Beach FL, USA 32174	n/a	50,000	0.27	50,000	0	0
Michael D. Fitzgerald	Versailles, KY USA 40383	n/a	12,500	0.07	12,500	0	0
Joan McCarthy	Staten Island, NY 10308	n/a	25,000	0.13	25,000	0	0
Louis Miceli	Jupiter FL, USA 33477	n/a	50,000	0.27	50,000	0	0
David J.W. Mitchell	Sugarland TX 77479	n/a	25,000	0.13	25,000	0	0
Marcie A. Newman	Lexington KY, USA 40502	n/a	12,500	0.07	12,500	0	0
Peter A. Proly	Clearwater FL, USA 33761	n/a	112,500	0.60	112,500	0	0
Scott Schrammer	Port Richey FL, USA 34668	n/a	44,000	0.22	44,000	0	0
Sandra Sims	Boaz, AL USA 35957	n/a	25,000	0.13	25,000	0	0
Tibor Szenasi	San Jacinto, California	n/a	25,000	0.13	25,000	0	0

Of the 1,999,000 shares of common stock listed above, 1,875,000 were issued by the Company on September 11, 2003 at $0.40 per share for total gross proceeds of $750,000. The shares were issued under the Company's Confidential Offering Memorandum dated July 22, 2003, which was fully subscribed for. The sale of theses shares of common stock was exempt from registration due to the exemptions found in Regulation D ("Reg. D") and Regulation S ("Reg. S"), each promulgated by the Securities and Exchange Commission under the Securities Act of 1933. The Company paid no commissions in connection with this offering.  The remaining 124,000 shares listed above were issued by the Company as finders fees to four (4) individuals in connection with the offering, three (3) of which were non-U.S. residents and received 80,000 shares; the fourth individual is a U.S. resident and received 44,000 shares.

The offer and sale of 500,000 of the shares of common stock listed above to 11 subscribers was exempt from registration pursuant to Rule 506 of Reg. D. Neither the Company nor any person acting on its behalf offered or sold these securities by any form of general solicitation or general advertising. The shares sold are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom. Each purchaser represented to the Company that he was purchasing the securities for his own account and not for the account of any other persons. Each purchaser was provided with written disclosure that the securities have not been registered under the Securities Act of 1933 and therefore cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom.

Of the total 1,875,000 shares issued under this offering, 1,375,000 shares were issued in offshore transactions since the offerees were not in the United States and 50 of the purchasers were outside the United States at the time of the purchase. Moreover, there were no directed selling efforts of any kind made in the United States. All documents used in connection with the offers and sales of the securities offshore included statements to the effect that the securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Act or an exemption therefrom is available and that no hedging transactions involving those securities may not be conducted unless in compliance with the Act. Each offshore subscriber certified that he or it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person and agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration. The shares sold are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom and the Company is required to refuse to register any transfer that does not comply with such requirements.

Dilution

Since the shares offered hereby are already issued and outstanding, no dilution to existing shareholders will result from this offering.

Expenses of the Issue

All of the expenses incurred in connection with this registration statement shall be paid by NXT.  Such expenses are expected to be $10,000 for legal fees, $8,000 for accountants' fees and $416.45 for registration fees. No expenses were incurred in connection with this registration statement for transfer agents' fees, printing and engraving costs, engineering fees, any taxes or any insurance for directors or officers for liabilities in connection with the registration offer or sale of the securities included herein. No costs or expenses were incurred in connection with this offering for any other expenses such as printing and engraving or engineering.  Any fees to be incurred by the selling shareholders in connection with the sale of their shares shall be borne by them.

ADDITIONAL INFORMATION

A.

Share Capital

1. (a)-(c)  At December 31, 2003, NXT had an unlimited number of authorized common shares and 19,306,852 common shares issued, outstanding and fully paid for with no shares issued and not fully paid for.  The common shares have no par value. As of this same date, NXT had an unlimited number of authorized preferred shares with no shares issued and outstanding.  As of March 31, 2004, NXT had 19,961,293 common shares issued, outstanding and fully paid for with no shares issued and not fully paid for.  No preferred shares have been issued.

(d) As of December 31, 2002, NXT had a total of 16,971,153 shares issued and outstanding. Since that time NXT has issued the following shares:

(1) 1,875,000 shares were issued in a private placement to investors in Canada, the Middle East and the United States at $0.40 per share and 124,000 shares were issued as finders' fees in connection with such private placement.

(2) In the fourth quarter of fiscal year 2003, NXT issued a total of 234,999 shares of its common stock in connection with the exercise of stock options previously granted by NXT. Of such shares, 200,000 had an exercise price of $0.21 per share, 6,666 had an exercise price of $0.29 per share and 3,333 had an exercise price of $0.38 per share and 25,000 had an exercise price of $2.00.

(3) In December 2003, NXT issued 101,700 common shares in Canada under a private placement of "flow-through" shares for proceeds of $186,517 which are net of $14,922 in finders' fees.  "Flow-through" shares are a Canadian tax vehicle which allows the company to pass capital expenditures through to the Canadian investors in the flow-through shares as deductions which they can use to reduce their Canadian taxable income.

(4) From October 1, 2003 to December 31, 2003, NXT issued a total of 234,999 common shares as the result of the exercise of outstanding options as follows: 25,000 shares were issued at an exercise price of $2.00 per share; 200,000 were issued at an exercise price of $0.21 per share; 6,666 shares were issued at an exercise price of $0.29 per share; and 3,333 shares were issued at an exercise price of $0.38 per share.

2. There are no shares issued that do not represent capital of NXT.

3. No common shares of NXT are held by NXT or any of its subsidiaries.

4. As of the date of this registration statement, NXT had 1,135,920 shares authorized for issuance under outstanding stock options.  Such options have the following exercise prices, expiration periods and vesting periods.

VESTING	Vested	Remaining to Vest			TOTAL
Exercise Price		2004	2005	2006
$0.14	20,000	-	20,000	20,000	60,000
$0.29	5,000	6,000	6,000	-	17,000
$0.38	43,333	73,333	73,334	-	190,000
$0.43	-	143,332	143,332	143,336	430,000
$2.00	261,920	31,000	11,000	5,000	308,920
$2.50	120,000	-	-	-	120,000
$4.13	6,000	2,000	2,000	-	10,000
TOTAL	456,253	255,665	255,666	168,336	1,135,920

EXPIRIES	2004	2005	2006	2007	2008	2009	2010	2011
$0.14	-	-	-		60,000	-	-	-
$0.29	-	-	-	17,000	-	-	-	-
$0.38	-	-	-	190,000	-	-	-	-
$0.43	-	-	-	-	430,000
$2.00	53,920	55,000	61,000	46,000	46,000	31,000	11,000	5,000
$2.50	-	-	50,000	35,000	35,000	-	-	-
$4.13	-	-	2,000	2,000	2,000	2,000	2,000	-
TOTAL	53,920	55,000	113,000	290,000	573,000	33,000	13,000	5,000

5.   Not applicable.

6.  Following is a history of NXT's share capital for the last three years:

(1) On September 18, 2001, we raised $4,374,237 in gross proceeds through a private placement of 3,803,684 common shares at $1.15 per share. Net proceeds to our company from this offering were $4,359,252 after deducting $14,985 in offering expenses. An additional 54,553 shares of common stock were issued as finders' fees in connection with the private placement.

(2) On September 11, 2003, NXT issued 1,875,000 shares of its common stock at $0.40 per share for total gross proceeds of $750,000. The shares were issued under NXT'S Confidential Offering Memorandum dated July 22, 2003, which was fully subscribed for. NXT paid no commissions in connection with this offering.  A total of 124,000 shares were issued as finders fees for this offering.

(3) In December 2003, NXT issued 101,700 common shares in Canada under a private placement of "flow-through" shares for proceeds of $186,517 which are net of $14,922 in finders' fees.  "Flow-through" shares are a Canadian tax vehicle which allows the company to pass capital expenditures through to the Canadian investors in the flow-through shares as deductions which they can use to reduce their Canadian taxable income. We also issued 7,496 warrants, as additional finders' fees, with an exercise price of $2.75 per share and which expire one (1) year from the date of issuance

(4) From October 1, 2003 to December 31, 2003, NXT issued a total of 234,999 common shares as the result of the exercise of outstanding options as follows: 25,000 shares were issued at an exercise price of $2.00 per share; 200,000 were issued at an exercise price of $0.21 per share; 6,666 shares were issued at an exercise price of $0.29 per share; and 3,333 shares were issued at an exercise price of $0.38 per share.

(5) On February 12, 2004, NXT completed a private placement of 573,269 units - each unit consists of one (1) common share at $2.00 per share and a warrant for gross proceeds of   $1,143,633. NXT paid $65,360 in finders' fees in connection with this offering.

(6) From January 1, 2004 to March 31, 2004, NXT issued 81,172 common shares as the result of the exercise of outstanding options as follows: 31,840 shares were issued at an exercise price of $2.00 per share; 1,000 shares were issued at an exercise price of $0.29 per share; and 48,332 shares were issued at an exercise price of $0.38 per share.

 7. The 1,999,000 shares listed in this registration statement and offered for sale by the selling shareholders were authorized for issuance as follows: (a) 1,875,000 shares were authorized by NXT's board in September, 2003, in connection with its private placement of the same amount of shares; and (b)  124,000 shares were authorized by NXT's board on April 15, 2004 as finders fees to four (4) individuals in connection with their assistance with the foregoing private placement of 1,875,000 shares.

B. Memorandum and articles of association

1. NXT was established pursuant to the issuance on October 24, 2003 of a Certificate of Continuance by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the ABCA.  NXT's Alberta Corporate Access Number is 2010730915.  The Articles of Continuance (the "Articles") of NXT provide that there are no restrictions on the nature of the business that may be carried on by NXT.

2. The directors may fix the quorum for meetings of directors or of a committee of directors, but unless so fixed, a majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians.  Business cannot be transacted without a quorum.  A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with NXT, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Law, refrain from voting on the matter in which the director has conflict of interest.  There is no limitation on the Board of Directors to vote on matters of their remuneration as a director, officer, employee or agent of NXT or of an affiliate of NXT.

The Board of Directors may, without authorization of the shareholders of NXT:

(a) borrow money on the credit of NXT;

(b) issue, reissue, sell or pledge debt obligations of NXT;

(c) subject to restrictions respecting financial assistance prescribed in the ABCA, give a guarantee on behalf of NXT to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of NXT, owned or subsequently acquired, to secure any obligation of NXT.

The directors may, by resolution, delegate to a director, a committee of directors or an officer all or any of the foregoing borrowing powers.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not mentally incapacitated pursuant to applicable Alberta mental health legislation or pursuant to an order of the Alberta courts.  There is no provision in NXT's Articles or By-Law relating to the retirement or non-retirement of directors under an age limit requirement.  There is also no requirement in NXT's Articles or By-Law for a director to hold shares of NXT.

3. NXT is authorized to issue an unlimited number of shares designated as Common Shares and an unlimited number of shares designated as Preferred Shares.  The Common Shares have attached to them the following rights, privileges, restrictions and conditions.

(a) Except for meetings at which only holders of another specified class or series of shares of NXT are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of NXT.

(b) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of NXT, the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of NXT.

(c) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of NXT, the holders of the Common Shares are entitled to share equally in the remaining property of NXT upon liquidation, dissolution or winding-up of NXT.

The Preferred Shares have attached to them the following rights, privileges, restrictions and conditions.

(a) The Preferred Shares may be issued in one or more series, each being comprised of the number of shares with the designation, rights, privileges, restrictions and conditions attached to that series of Preferred Shares, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions, as the board of directors of NXT may fix from time to time.

(b) The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of NXT, whether voluntary or involuntary, or any other return of capital or distribution of the assets of NXT among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of NXT ranking junior to the Preferred Shares.  The Preferred Shares of any series may also be given other preferences, not inconsistent with the Articles, over the Common Shares and any other shares of NXT ranking junior to the Preferred Shares of a series as may be fixed by the board of directors.

(c) If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

(d) Unless the directors otherwise determine in the articles of amendment designating a series of Preferred Shares, the holder of each share of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meeting of shareholders, except as otherwise specifically provided in the ABCA.

4. Under the ABCA, any substantive change to the Articles of NXT (including, but not limited to, change of any maximum number of shares that NXT is authorized to issue, creation of new classes of shares, add, change or remove any rights, privileges, restrictions and conditions in respect of all or any of its shares, whether issued or unissued, change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series) or other fundamental changes to the capital structure of NXT, including a proposed amalgamation or continuance of NXT out of the jurisdiction, requires shareholder approval by not less than 2/3 of the votes cast by shareholders voting in person or by proxy at a shareholders' meeting called for that purpose.  In certain prescribed circumstances, holders of shares of a class or of a series are entitled to vote separately as a class or series on a proposal to amend the Articles whether or not shares of a class or series otherwise carry the right to vote.  The holders of a series of shares of a class are entitled to vote separately as a series only if the series is affected by an amendment in a manner different from other shares of the same class.

5. NXT's By-Law provides that the Board of Directors shall call an annual meeting of shareholders to be held not later than eighteen months after the date of incorporation and subsequently, not later than fifteen months after holding the last preceding annual meeting.  NXT's By-Law provides that the Board of Directors may at any time call a special meeting of shareholders.  Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of shareholders, except to the extent that:

(a) if a record date is fixed, the person transfers ownership of any of the person's shares after the record date; or

(b) if no record date is fixed, the person transfers ownership of any of the person's shares after the date on which the list of shareholders is prepared; and

(c) the transferee of those shares

(i) produces properly endorsed share certificates; or

(ii) otherwise establishes ownership of the shares; and

(iii) demands, not later than ten (10) days before the meeting, that the transferee's name be included in the list before the meeting;

in which case the transferee is entitled to vote the shares.

The ABCA also permits the holders of not less than 5% of the issued voting shares to give notice to the directors requiring them to call and hold a meeting of NXT.

The only persons entitled to be present at a meeting of shareholders are:

(a) the Shareholders entitled to vote at the meeting;

(b) the Directors;

(c) the auditor of NXT; and

(d) any others who, although not entitled to vote, are entitled or required under any provision of the ABCA, any unanimous shareholder agreement, the Articles or the by-laws to be present at the meeting.

Any other person may be admitted only on the invitation of the Chairperson of the meeting or with the consent of the meeting.

6. There are no restrictions in NXT's Articles or By-Law on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada).

7. There are no specific provisions in the Articles or By-Law of NXT that have the effect of delaying, deferring or preventing a change of control of NXT and that would operate only with respect to a merger, acquisition or corporate restructuring involving NXT (or any of its subsidiaries).  Notwithstanding this, the Board of Directors, under the general powers conferred to it under NXT's By-Law, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of NXT by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control.  NXT has not adopted such a plan.

8. There are no provisions in NXT's By-Law regarding public disclosure of individual shareholdings.

9.  NXT was incorporated as a Nevada corporation. On October 24, 2003, NXT was re-incorporated as an Alberta corporation. With respect to items 2 through 8 above, the law applicable to NXT in the Province of Alberta in these areas is not significantly different from that in the State of Nevada. Such laws may be significantly different from those in other state jurisdictions in the United States.

10. Not applicable.

C. Material Contracts

The rights of NXT to the exclusive use for petroleum and natural gas exploration purposes of SFD Data generated by the SFD Technology are governed by a Restated Technology Agreement (the "License") entered into on August 1, 1996, between NXT, NXT's wholly owned subsidiary Pinnacle Oil Inc., Mr. Liszicasz, Mr. Stinson and Momentum Resources Corporation, a Bahamas corporation indirectly owned and controlled by Messrs. Liszicasz and Stinson ("Momentum"). This agreement reflected and restated the relationships and rights of the parties under certain prior agreements relating to the SFD Technology.

Under the License, Momentum, as the owner of the SFD Technology, granted to NXT exclusive use of the SFD Technology for the identification of hydrocarbons, through Momentum's agreement to survey designated areas with the SFD Technology, and to provide the information and analyses generated (the "SFD Data"), exclusively to NXT. The initial term of the License is ten years, starting January 1, 1996 and terminating on December 31, 2005, with automatic renewals for one year periods absent either (i) an election by NXT to terminate the License, or (ii) a termination by Momentum based upon a default by NXT, or certain other events, including a "Change in Control" of NXT (as defined in the License). During the term of the License, Momentum is prohibited from engaging in the identification and/or exploitation of hydrocarbons, and from granting to any third party any license or sublicense of the SFD Technology, the Stress Field Detector or the SFD Data for the identification and/or exploitation of hydrocarbons.

The initial term of the License expires on December 31, 2005, but will renew automatically for additional one year terms, unless (i) NXT gives written notice to Momentum, no later than 60 days prior to the expiration of the pending term, of its election not to automatically renew the License, or (ii) the License is terminated earlier in accordance with the provisions of the License. Momentum has the right to terminate the License if: (1) NXT fails to make any payment required under the License; (2) NXT and its Subsidiaries collectively abandon or discontinue the conduct of the oil and gas exploration business; (3) NXT dissolves or liquidates; (4) NXT makes an assignment for the benefit of creditors, or files bankruptcy, or if any receiver is appointed for NXT's business or property; (5) NXT fails to perform any other material covenant, agreement or term of the License; or (6) there is a "Change in Control" of NXT (as defined in the License).

Under the License, a "Change in Control" is defined as: (i) an acquisition whereby immediately after the acquisition, a person holds beneficial ownership of more than 50% of the total combined voting power of NXT's then outstanding voting securities; or (ii) if in any period of three consecutive years after the date of the License, the incumbent board at the beginning of such period ceases to constitute a majority of the Board of Directors for reasons other than (A) voluntary resignation, (B) refusal by one or more Board members to stand for election, or (C) removal of one or more Board members for good cause, provided that: (1) if the nomination or election of any new director was approved by a vote of at least a majority of the incumbent board, then such new director shall be deemed a member of the incumbent board, and (2) no individual shall be considered a member of the incumbent board if such individual initially assumed office as a result of either an actual or threatened "election contest" (as described in Rule 14a-11 promulgated under the Securities Exchange Act of 1934); or (iii) the Board of Directors or the shareholders of NXT approve (A) a merger, consolidation or reorganization; (B) a complete liquidation or dissolution of NXT; or (C) the agreement for the sale or other disposition of all or substantially all of the assets of NXT. However, the License provides that a Change in Control shall not be deemed to occur because of: (i) a redemption of stock by NXT; or (ii) a "non-control transaction" in which the stockholders of NXT immediately before a transaction, directly or indirectly own immediately following such transaction at least a majority of the total combined voting power of the outstanding voting securities of the surviving corporation, in substantially the same proportion as such stockholders' ownership of NXT's voting securities immediately before such transaction.

Under the License, Momentum and Mr. Liszicasz are obligated to provide SFD Data to NXT for its exclusive use, and to provide 500 man-hours per year to generate such data. In addition, the License provides that Mr. Liszicasz will interpret and analyze all raw SFD Data provided to NXT by Momentum. The License obligates NXT to pay for all capital costs incurred in order to facilitate the identification of prospective drilling sites.

Pursuant to the License, within 180 days after designation by NXT of a "Prospect" (as defined in the License), NXT has agreed to use its best efforts to commercially and economically exploit the Prospect for its hydrocarbon potential, subject to certain exceptions as stated in the License. However, it is in NXT's discretion to pursue and determine the commercial viability of the Prospect. The License was amended by the parties thereto on April 3, 1998 (the "Amendment"). The sole purpose of the Amendment was to change contingent payments to Momentum to be calculated as a percentage of project profits, less actual project expenses incurred, rather than gross revenues. Under the License and Amendment, NXT shall pay Momentum certain sums contingent on the commercial exploitation of the Prospects, including 1% of the "Prospect Profits" (as defined in the Amendment) earned by NXT on or before December 31, 2000, and 5% of the "Prospect Profits" earned by NXT after December 31, 2000. Under the Amendment, "Prospect Profits" means the aggregate of all gross revenues received by NXT and/or its subsidiaries with respect to the commercial exploitation of all Prospects under the License, whether through cash flows of a joint venture, sale of "leads" for Prospects, or revenues from NXT's direct ownership and sale of hydrocarbons from Prospects, less   all project expenses actually paid by NXT and/or its subsidiaries with respect to the commercial exploitation of all SFD Prospects). In addition to the noted payments, commencing on January 1, 2001 the License provides that NXT shall grant Momentum certain "Performance Options" (as defined in the License). In general, for each month in which the Prospects' production exceeds twenty thousand (20,000) barrels of hydrocarbons, Momentum shall be granted Performance Options to purchase 16,000 shares of NXT's Common Stock, subject to certain limitations. The exercise price for the Performance Options will be the "fair market value" of NXT's Common Stock on the last business day of the quarter of the calculation. Under the License, "fair market value" is determined by reference to the closing price, last reported price, or mean price for the shares, depending on where the Common Stock is then trading.

On April 1, 1997 NXT and its wholly-owned subsidiary, Pinnacle Oil Canada Inc. ("Pinnacle Canada"), entered into an agreement regarding the utilization of the SFD Technology by both NXT and Pinnacle Canada (the "Canadian License"). Under the Canadian License, NXT granted to Pinnacle Canada an exclusive license to a supply of SFD Data generated in Canada. Under the Canadian License, NXT will use its best efforts to select sufficient surveys in Canadian territory to ensure Pinnacle Canada a supply of Canadian SFD Data sufficient to enable Pinnacle Canada to carry on a commercially viable business. Under the Canadian License, within 180 days after Pinnacle Canada has interpreted the Canadian SFD Data and identified a Canadian prospect, Pinnacle Canada shall use its best efforts to commercially and economically exploit the Canadian prospect. Under the Canadian License, Pinnacle Canada shall pay NXT a license fee equal to 50% of all "Gross Revenues" (as defined in the Canadian License) actually received by Pinnacle Canada with respect to the Canadian prospects.

On April 1, 1997 NXT and Pinnacle Canada entered into an agreement which allocates certain costs between NXT and Pinnacle Canada (the "Cost Agreement"). Under the terms of the Cost Agreement, NXT will make its data acquisition equipment available to Pinnacle Canada for sufficient periods to enable Pinnacle Canada to fulfill its obligations under the Cost Agreement and its obligations under all third party agreements. In consideration for such use, Pinnacle Canada will make lease payments to NXT in an amount to be determined by the parties from time to time, based on the per day cost to provide the data acquisition equipment, with the intent that NXT recover all of its actual costs of the equipment, plus a reasonable competitive market return on capital. Pinnacle Canada will supply management services to NXT in connection with the world-wide activities of NXT, for an annual fee equal to the actual employment costs of all personnel engaged by Pinnacle Canada to supply such services, plus an annual fee of US $20,000.

On May 9, 2003, we sold all of our U.S. properties pursuant to a written Purchase and Sale Agreement with SFD Investment LLC, an Arkansas limited liability company, and our wholly-owned subsidiary, NXT Energy USA Inc., a Nevada corporation. The sale price was $1,450,000 and the proceeds were $720,000 in cash with the balance made up by the redemption of all of NXT's outstanding Series A Preferred Stock. These shares had been issued in 1998 for $6,000,000. NXT pursued this sale as it provided us with the opportunity to raise cash and to remove the burdensome preferential rights associated with the preferred shares, including anti-dilution rights.

NXT does not have any other material contracts that were not entered into in the normal course of business.

D. Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of NXT pursuant to Article X of the reciprocal tax treaty between Canada and the U.S.

Except as provided in the Investment Canada Act (the "ICA"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of NXT or its subsidiaries.

Management of NXT believes that the following summary fairly describes those provisions of the ICA pertinent to an investment in NXT by a person who is not a Canadian resident (a "non-Canadian").

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD").

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry Canada ("Minister") (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the ICA:

1.

An investment to establish a new Canadian business; and

2.

An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.

An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)

For non-World Trade Organization ("WTO")  investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors.  The threshold for 2004 is $227 million.  Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)

The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)

engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)

provides any financial service;

(iii)

provides any transportation services; or

(iv)

is a cultural business.

2.

Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of voting shares if the acquisition were made in the ordinary course of that persons' business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

E. Taxation

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of NXT. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

 The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canadian Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely.  Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Income Tax

Dividends paid or credited, or that NXT deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of NXT.

An Unconnected U.S. Shareholder will generally not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, unless the common shares constitute "taxable Canadian property" of the shareholder within the meaning of the of the Tax Act and the Unconnected US Shareholder is not afforded any relief under the Convention. As NXT is resident in Canada and the common shares are not listed on a prescribed exchange as defined under the Tax Act, such shares will constitute taxable Canadian property. However, relief from Canadian tax maybe afforded to an Unconnected US Shareholder under the Convention.

Canada does not currently impose any estate taxes or succession duties.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

The consolidated financial statements included in this prospectus as at and for the years ended December 31, 2003 and 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein which audit reports express an unqualified opinion and include an explanatory paragraph relating to the application of procedures relating to certain reclassifications of financial statement amounts in financial statements that were audited by auditors who have ceased operations and for which Deloitte & Touche LLP have expressed no opinion or other form of assurance other than with respect to the disclosure and reclassifications appearing in this Form F-2 of Energy Exploration Technologies Inc. and a separate report titled Comments by Auditor on Canada - United States of America Reporting Difference referring to substantial doubt about the Company's ability to continue as a going concern) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements included in this prospectus for the year ended and as at December 31, 2001 have been audited by Arthur Andersen LLP, independent chartered accountants, as indicated in their report dated March 22, 2002 in respect of the consolidated balance sheets as at December 31, 2001 and the consolidated statements of loss and comprehensive loss, shareholders' equity (deficit) and cash flows for the year then ended, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Because Arthur Andersen LLP ceased to practice public accounting in Canada on June 3, 2002, we are not able to obtain the consent of Arthur Andersen LLP to the incorporation of their report into this registration statement.  As a result, you will not be able to recover against Arthur Andersen LLP under the statutory rights of action for damages or rescission provided by Canadian securities laws or under Section 11 of the United States Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.  Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP's audit of our financial statements included in this prospectus.

H. Documents on Display

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system.  The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. You may also inspect and copy any document we file with the SEC at its public reference rooms in Washington, D.C.  For obtain information about these references rooms you should call the SEC at 1-800-SEC-0330.

We are also a reporting company under the Exchange Act and, as such, are obligated to file annual reports on Form 10-K, quarterly reports on form 10-Q, proxy statements and other reports, statements and information with the SEC in accordance with the Exchange Act.  While we mail our annual proxy materials and annual reports on Form 10-K to our shareholders prior to our annual meeting of shareholders, we do not mail any other periodic reports and other information to our shareholders other than in response to specific requests for these materials. Selected documents we file with the SEC are also available for print-out in PDF format on our corporate website at www.nxtenergy.com.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not Applicable.

Warrants and Rights

Not Applicable.

Other Securities

Not Applicable.

American Depositary Shares

Not Applicable.

MATERIAL CHANGES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and their explanatory notes included as part of this prospectus.

OVERVIEW

Energy Exploration Technologies Inc. is an oil and gas exploration company that utilizes the Stress Field Detector (SFD) technology invented by George Liszicasz, our CEO, President and largest shareholder. The SFD technology is a remote-sensing airborne survey technology comprised of SFD sensors, integrated electronic data acquisition, processing and interpretation subsystems and software. Our principal executive offices are located at 700, 840 - 7 Avenue SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020.

We use the airborne SFD technology to survey large exploration areas from leased aircraft at speeds of approximately 200 mph to identify and prioritize oil and gas prospects for further evaluation and potential drilling.

The Company utilizes leased aircraft for the purpose of conducting the SFD surveys. Our survey equipment racks have been aircraft type certified by the Canadian Ministry of Transport for both the Piper Cheyenne and Piaggio aircraft models. SFD has been successfully field tested for independent geologists and joint venture partners. Our SFD provides us with the ability to identify the location of potential hydrocarbon prospects in a matter of days or weeks, as compared to months or years using conventional seismic methods employed in wide-area exploration activities.  Once the location of potential hydrocarbon deposits are identified through the analysis and interpretation of the SFD data, the Company uses conventional geophysical technologies to further confirm and qualify the prospects prior to selection of drilling sites.

We now conduct our activities primarily through our wholly owned subsidiary, NXT Energy Canada Inc., which focuses on Canadian-based exploration. We also have a division office in the United Arab Emirates. Prior to the sale of our U.S. properties in March of 2003, we also operated through NXT Energy USA Inc. which focused on United States-based exploration.  Survey flight activities are conducted through our subsidiary, NXT Aero Canada Inc. The parent company concentrates on improving our SFD survey system and oversees the operations of and provides management, financial and administrative services to our subsidiaries

Our rights to use our SFD technology arises from a sharing of the technology with Momentum Resources Corporation, and an agreement pursuant to which we were originally granted the exclusive worldwide right to use, possess and control the SFD Data for hydrocarbon identification and exploration purposes and any SFD data derived from that use for the same purpose pursuant to a sharing of the SFD Technology permitted by Momentum Resources Corporation, which was originally the exclusive owner of the SFD. Momentum Resources is owned 50% by one of our significant stockholders who is a director and an executive officer of NXT as of December 31, 2003.  Under the terms of the SFD technology agreement, we are to pay Momentum a royalty equal to 5% of any Prospect Profits (as such terms is defined in the agreement) which we may receive based on data received from Momentum Resources Corporation. No such royalty was earned or payable as of December 31, 2003.

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and their explanatory notes included as part of this prospectus.

RESULTS OF CONSOLIDATED OPERATIONS

Revenues - March 31, 2004

On February 4, 2004, a well at Entice, Alberta, in which we have a 22.5% working interest, commenced production. Our share of production has averaged 61 thousand cubic feet (mcf) per day from February 4, 2004 until March 31, 2004. The average price received was $4.54 per mcf and the operating cost was $0.43 per mcf. We had no Canadian wells on production in 2003.

We sold the Scandia, Alberta property in the first quarter of 2004 for a gain of $27,770 compared with gains on sales of properties in the first quarter of 2003 of $12,970.

Operating Revenues − 2003 compared to 2002

Our U.S. production commenced in late April 2002 and our share of on-going production was approximately 500 thousand cubic feet per day from that time until the sale of all of the U.S. properties on March 1, 2003.We have had no production since that time. The related revenue and expenses are included in loss from discontinued operations.

We commenced production in late March 2002 from the Beiseker property in Alberta, Canada. Our share of production from the three wells was approximately 200 thousand cubic feet per day from that point until it was sold on July 1, 2002. It generated $75,628 in revenue for the period from commencement of production until the property was sold for a gain of $42,046.

Operating Revenues − 2002 compared to 2001

There was no production in 2001.

Operating loss from continuing operations - March 31, 2004

We incurred an operating loss of $1,029,307 for our three-month period ended March 31, 2004, as compared to a loss of $396,015 for the corresponding period in 2003, representing a $633,292 (160%) overall increase.  This increase was primarily attributable to the following changes:
-

Administrative costs increased $233,948 (78%) in 2004 compared to the same period in 2003 primarily due to increased costs related to tax advice and assistance ($25,000), legal advice($30,000) and investor relations( $159,000 ) and  ;

-

Survey operations and support increased by $511,991 (2,990%) in 2004 compared to 2003. In 2003 there was very little activity but in 2004, in addition to a survey flight in Canada, we initiated an extensive series of survey flights in Syria. The purpose of the Syrian surveys is to provide the Syrians with documented evidence of the effectiveness of our SFD technology. We flew patterns that they selected and they are in the process of comparing our SFD results with their private proprietary seismic data;

partially offset by the following:
-	Oil and gas revenue of $16,829 and an increase in sale of Canadian properties from $12,970 to $27,770 in 2004 which was the sale of the Scandia property.
-

Depletion and impairment decreased $59,974 (100%) in 2004 compared to 2003. The expense in 2003 was impairments on Canadian properties. There were no impairments in 2004. There are no proved reserves assigned to the Entice property as it has just begun production. Also, there is only a minimal amount of costs associated with this property. For this reason, depletion expense has not yet been recorded.

Operating Loss from Continuing Operations - 2003 compared to 2002

The operating loss of $2,975,090 for 2003 was $954,274 (47%) greater than the loss of $2,020,816 for 2002. This was primarily attributable to the following:
-	a reduction of oil and natural gas revenues of $75,628 due to sale of the Canadian producing properties in July 2002;
-

an increase of $ 340,475 (24%) in administrative expenses due to costs associated with the corporate continuance, reduced allocations of expenses to research and increased costs associated with the efforts to establish a presence in the Middle East;

-	an increase of $794,102 (377%) in depletion and impairment expenses due to impairment of the Canadian properties; and
-	an increase of $81,590 (167%) in survey operations and support as we made several survey flights in 2003 and none in 2002;

and this was partially offset by:
-	A decrease in amortization and depreciation of $183,100 (76%) from $239,766 in 2002 to $56,666 in 2003. This was due to the sale of the aircraft in 2002; and
-

a decrease of $152,862 in research and development from $152,862 in 2002 to $nil in 2003. This reduction was due to resources being applied fully to application of the technology as well as reduced staff levels in this area.

Operating Loss from Continuing Operations - 2002 compared to 2001

The operating loss was $2,020,816 for 2002, compared to a loss of $3,246,772 for 2001, representing a $1,225,956 (38%) overall decrease. This was primarily attributable to the following:
-	An increase in oil and natural gas revenues in 2002 of $75,628 from $nil in 2001. These Canadian properties came on stream in early 2002 and were sold July 1, 2002;
-

a decrease of $704,657 (77%) in depletion and impairment of oil and natural gas properties to $210,871 in 2002 from $915,528 in 2001due to almost entirely to a reduction in impairments to Canadian properties;

-

a decrease in amortization and depreciation of $97,158 (29%) from $336,924 in 2001 to $239,766 in 2002 due to the decision in early 2002 to sell the aircraft. The aircraft were not depreciated from that point. The reduction related to the aircraft was partially offset by increased depreciation taken on leaseholds and office equipment to reflect the termination of the lease;

-

a decrease of  $265,560 (63%) in research and development to $152,862 in 2002 from $418,422 in 2001 as we began to reduce the resources spent on research and devoted more resources to application of the technology, as well as reduced staff levels in this area; and

-	a decrease of $91,622 (65%) in survey operations and support from $140,531 in 2001 to $48,909 in 2002 as the number of flights was reduced.

Interest income - March 31, 2004

Interest income is virtually unchanged from the comparable period in 2003.

Other comprehensive income - March 31, 2004

The foreign currency exchange loss of $64,642 for the three-month period ended March 31, 2004 was caused by the change in the United States - Canadian currency rates from $1.2965 at December 31, 2003 to $1.31 at March 31, 2004. The foreign currency exchange income of $143,533 for the same period in 2003 was due to the change in rates from $1.59 at December 31, 2002 to $1.33 at March 31, 2003. Comprehensive gains or losses arise in consolidating our accounting records for financial reporting purposes as a result of the fluctuations in during the period.

Other Income and Expense - 2003 compared to 2002
-	Interest income was down by $24,309 (92%) to $2,190 in 2003 from $26,499 in 2002 and this was caused by reduced cash balances in 2002.
-	Other income decreased from $40,410 in 2002 to an expense of $739 in 2003. There was a large gain on sale of property in 2002.

Other Income and Expense - 2002 compared to 2001
-	Interest income was down by $53,614 (67%) to $26,499 in 2002 from $80,113 in 2001 and this was caused by reduced cash balances in 2002.
-	Other income of $40,410 in 2002, compared to a loss of $662 in 2001, is attributable to the gain made on the sale of the Beiseker property.

Income (loss) from discontinued operations - March 31, 2004

The loss from discontinued operations in 2004 was $11,032 and consisted of administrative expenses for tax return preparation. The income from discontinued operations in 2003 was $198,600 which consists of the gain on the sale of the properties of $175,685 and income from oil and gas operations of $22,915.

Loss from Discontinued Operations - 2003 compared to 2002

-

The loss of $3,722,213 from discontinued operations in 2002 decreased and became income of $159,765 in 2003. The main reasons are the production revenue received in early 2003 before the sale, a small gain on the sale of the U.S. properties and large property impairments in 2002.

Loss from Discontinued Operations - 2002 compared to 2001
-	There was an increase in the loss from discontinued operations of $2,500,944 (205%) from $1,221,269 in 2001 to $3,722,213 in 2002. This was due to property impairments related to the Poblano prospect.

Relationships and Transactions on Terms That Would Not Be Available From Clearly Independent Third Parties

During 2003, we did not enter into any transactions with any parties that were not clearly independent on terms that might not be available from other clearly independent third parties.

LIQUIDITY AND CAPITAL RESOURCES

Foreign Exchange

 We have not previously engaged in activities to mitigate the effects of foreign currency. At our current levels of activity, a U.S. $0.01 change in the U.S. / Canadian exchange rate will impact our net income by $63,000.

Sources of Cash

Our major source of cash flow in the three months ended March 31, 2004 was a private placement of 573,269 units for net proceeds of $1,078,066. Each unit consisted of one (1) common share and a warrant to purchase one (1) additional common share for $2.75 with a term of one (1) year.

Our cash flow requirements for 2003 were funded principally by: (i) the sale of our U.S. properties for $720,000 in cash and the return to treasury of our preferred shares in March 2003; (ii) a private placement which closed in September 2003 of 1,875,000 common shares for total gross proceeds of $750,000; and (iii) the private flow-through share placement in December 2003 of 101,700 common shares for total gross proceeds of $203,400.

There are no guarantees, commitments, leases, debt agreements or other agreements which could be triggered by an adverse change in our credit rating, earnings, cash flows or stock price, including requirements to perform under standby agreements.

Current Cash Position and Historical Changes in Cash Position - March 31, 2004

Our cash position as of March 31, 2004 was $1,309,244 as compared to $1,024,201 as of December 31, 2003. Our cash position as of March 31, 2003 was $429,919 as compared to $585,070 as of December 31, 2002. The increase in our cash position as of March 31, 2004 compared to December 31, 2003 was due to the private placement.

 Our working capital as of March 31, 2004 was virtually unchanged at $597,009, compared to working capital of $563,857 as of December 31, 2003.

Cash used in operating activities increased by $614,633 (345%) to $792,634 for 2004 as compared to the same period in 2003. The increased cash draws were needed to fund the Syrian survey tests as well as the increased administrative costs due to additional consulting expenses for legal and tax assistance and investor relations.

Financing activities in 2004 generated $1,078,066 from the issue of common shares and $81,106 from the exercise of stock options. There was no cash provided by or used in financing activities in 2003.

Investing activities used cash of $5,821 for the three month period ended March 31, 2004 as compared to $142,780 used in the three month period ended March 31, 2003. The reason for the decrease of $138,959 was the decrease in oil and gas expenditures in 2004 as we devoted most of our efforts to the Syrian surveys.

Other comprehensive income, specifically currency exchange, was  a loss of $64,642 in the three month period ended March 31, 2004 as compared to the gain $143,533 in the three month period ended March 31,2003. The reasons for the change are explained above.

Current Cash Position and Historical Changes in Cash Position -December 31, 2003

Our cash position as of December 31, 2003 was $1,024,201 as compared to $585,070 as of December 31, 2002.

The $439,131 increase in our cash position for 2003 compared to 2002 was attributable to:

-	$1,072,897 cash used in operating activities;
-	$1,072,290 cash provided by financing activities;
-	$746,108 cash used in investing activities;
-	$724,331 cash provided by discontinued operations; and
-	a $461,515 comprehensive gain due to the effect of exchange rate changes.

The $2,409,538 decrease in our cash position for 2002 compared to 2001 was attributable to:

-	$2,065,594 cash used in operating activities;
-	$372,825 cash used in investing activities;
-	$ 10,330 cash used in discontinued operations;
-	a $39,211 comprehensive gain due to the effect of exchange rate changes.

Operating Activities - 2003 compared to 2002

Our operating activities required cash in the amount of $1,072,897 for 2003, as compared to cash requirements of $2,065,594 for 2002.
-

The $1,072,897 in cash used in operating activities for 2003 reflected our net loss of $2,973,639 for that period, adjusted for non-cash deductions and a net decrease in non-cash working capital balances.

-

The $2,065,594 in cash used in operating activities for 2002 reflected our net loss of $1,953,907 for that period, adjusted for non-cash deductions and a net increase in non-cash working capital balances.

Financing Activities - 2003 compared to 2002

Financing activities in 2003 generated cash of $1,072,290 compared to the cash of $nil generated from financing activities in 2002.
-	During 2003 we raised $930,567 net through private placements and $141,723 in cash was provided through the exercise of options.
-	There was no financing activity during 2002.

Investing Activities- 2003 compared to 2002

Investing activities used cash of $746,108 in 2003 compared to a $372,825 use of cash 2002.
-	In 2003 there were small property sales which generated $86,125 in cash and the primary use of cash was for other property and equipment ($41,330) and oil and natural properties ($808,879).
-	The principal sources of cash under investing activities in 2002 were the sale of the Beiseker property ($199,326) which was offset by expenditures on oil and natural gas properties ($463,107).

Discontinued Operations- 2003 compared to 2002
-	Cash generated from discontinued operations in 2003 was $724,331 which was the proceeds on the sale of the U.S. properties.
-	Cash used in discontinued operations in 2002 was $10,330.

Off-Balance Sheet Arrangements

None

Plan of Operation and Prospective Capital Requirements

We have approximately $850,000 in cash on hand as of May 10, 2004 to fund our plans and to contribute toward our administration, operational and research and development requirements for the next twelve months.  We will be required to raise additional financing through equity issues, borrowings or property dispositions.

We believe we can maintain a minimal level of operations for approximately twelve months.  At this time, we have capital commitments of $203,000 related to obligations under flow through shares which we issued in December 2003. However, if we ramp-up operations, we will be required to raise additional capital to support increased operations.

We can give no assurance that any or all projects in our pending programs will be commercial, or if commercial will generate sufficient revenues in time to cover our operating or other costs. Should this be the case, we would be forced, unless we can raise sufficient additional working capital, to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

OTHER MATTERS

Foreign Exchange

We recorded a $64,642 foreign currency translation loss for the three months ended March 31, 2004 compared to a gain of $143,533 for the same period in 2003 as a comprehensive income (loss) item on our statements of loss and comprehensive loss and shareholders' equity (deficit) in consolidating our accounting records for financial reporting purposes as a result of the fluctuation in United States-Canadian currency exchange rates during that period.  We cannot give you any assurance that our future operating results will not be adversely affected by currency exchange rate fluctuations.

We recorded a $461,515 foreign currency translation gain for 2003 (2002 - gain of $$39,211 ) as a comprehensive income item on our statements of loss and comprehensive loss and shareholders' equity (deficit) in consolidating our accounting records for financial reporting purposes as a result of the fluctuation in United States-Canadian currency exchange rates during that period.  We cannot give you any assurance that our future operating results will not be adversely affected by currency exchange rate fluctuations.

Effect of Inflation

We do not believe that our operating results were unduly affected during the first three months of 2004 or 2003 by inflation or changing prices. We do not believe that our operating results were unduly affected by inflation during our three years ended December 31, 2003.

Critical Accounting Policies

We follow the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to our acquisition of, exploration for and development of oil and natural gas reserves.  Our consolidated financial condition and results of operations are sensitive to, and may be adversely affected by, a number of subjective or complex judgments relating to methods, assumptions or estimates required under the full cost method of accounting concerning the effect of matters that are inherently uncertain.  For example:
-

Capitalized costs under the full cost method of accounting are generally depleted and depreciated on a country-by-country cost center basis using the unit-of-production method, based on estimated proved oil and gas reserves as determined by independent engineers where significant.  In addition, capital costs in each cost center are also restricted from exceeding the sum of the present value of the estimated discounted future net revenues of those properties, plus the cost or estimated fair value of unproved properties (the "ceiling test").  Should this comparison indicate an excess carrying value, a write-down would be recorded.  In making these accounting determinations, we rely in part upon a reserve report prepared by independent engineers specifically engaged for this purpose.  To economically evaluate our proved oil and natural gas reserves, these independent engineers must necessarily make a number of assumptions, estimates and judgments that they believe to be reasonable based upon their expertise and professional and U.S. Securities and Exchange Commission guidelines.  Were the independent engineers to use differing assumptions, estimates and judgments, then our consolidated financial condition and results of operations would be affected.  For example, we would have lower revenues and net profits (or higher net losses) in the event the revised assumptions, estimates and judgments resulted in lower reserve estimates, since our depletion and depreciation rate would then be higher and it might also result in a write down under the ceiling test.  Similarly, we would have higher revenues and net profits (or lower net losses) in the event the revised assumptions, estimates and judgments resulted in higher reserve estimates.

-

Our management also periodically assesses the carrying values of unproved properties to ascertain whether any impairment in value has occurred.  This assessment typically includes a determination of the anticipated future net cash flows based upon reserve potential and independent appraisal where warranted.  Impairment is recorded if this assessment indicates the future potential net cash flows are less than the capitalized costs. Were our management to use differing assumptions, estimates and judgments, then our consolidated financial condition and results of operations would be affected.  For example, we would have lower net profits (or higher net losses) in the event the revised assumptions, estimates and judgments resulted in increased impairment expense.

Recent Accounting Pronouncements

In August 2001, the U.S. Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  We were required to adopt the provisions of SFAS No. 143 on January 1, 2003.  We have sold our U.S. properties, along with the associated abandonment liabilities, and we have no retirement liabilities associated with the Canadian properties.  Therefore, this SFAS has no impact on us at this time.

In January 2003, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" (FAS 148).  FAS 148 amends FAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based compensation.  The impact of this accounting standard is discussed more fully in note 11.

The following standards issued by the FASB do not impact us at this time:

  Statement No. 149 - Amendment for Statement 133 on Derivative Instruments and Hedging Activities effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

  Statement No. 150 - Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity effective for financial instruments issued at the beginning of the first interim period beginning after June 15, 2003.

  Fin 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others effective prospectively for guarantees issued or modified after December 31, 2002 for initial recognition and initial measurement provisions; for financial statements of interim or annual periods ending after December 15, 2002 for disclosure requirements. Interpretation No. 46 - Consolidation of Variable Interest Entities, effective for financial statements issued after January 31, 2003.

  Interpretation No. 46 - Consolidation of Variable Interest Entities, effective for financial statements issued after January 31, 2003

  Interpretation No. 46R - Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, requires consolidation of entities in which the Corporation is the primary beneficiary, despite not having voting control, effective for financial statements issued after December 31, 2003.

  SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities, effective prospectively for such activities initiated after December 31, 2002. It requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Energy Exploration Technologies Inc.:

We have audited the consolidated balance sheet of Energy Exploration Technologies Inc. as at December 31, 2003 and  2002 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders' equity (deficit) for the years then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Energy Exploration Technologies Inc. as at December 31, 2003 and  2002 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The consolidated financial statements of Energy Exploration Technologies Inc. for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated March 22, 2002. These financial statements have been revised to give effect to the discontinued operations, as described in Note 16. Our procedures included agreeing previously reported amounts related to the discontinued operations to the previously issued financial statements, agreeing the amounts classified as discontinued operations and related disclosures to Energy Exploration Technologies Inc.'s underlying records obtained from management and testing mathematical accuracy of the amounts related to the discontinued operations applicable to the 2001 amounts. In our opinion, the adjustments related to the discontinued operations for 2001 are appropriately and properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of Energy Exploration Technologies Inc. other than with respect to such adjustments and disclosures, and accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Calgary, Alberta, Canada

/s/ Deloitte & Touche LLP

March 17, 2004

Chartered Accountants

(Except for Note 18 which is dated as of May 28, 2004)

Comments by Auditor on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Calgary, Alberta, Canada

/s/ Deloitte & Touche LLP

March 17, 2004

Chartered Accountants

(Except for Note 18 which is dated as of May 28, 2004)

THIS REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS IS A COPY OF THE REPORT

PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED.

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of
Energy Exploration Technologies Inc.:

We have audited the consolidated balance sheets of ENERGY EXPLORATION TECHNOLOGIES INC. as at December 31, 2001 and 2000, and the consolidated statements of loss and comprehensive loss, shareholders' equity (deficit) and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States.

/s/ Arthur Andersen LLP

Chartered Accountants

Calgary, Canada
March 22, 2002

ENERGY EXPLORATION TECHNOLOGIES INC. CONSOLIDATED BALANCE SHEETS (expressed in U.S. dollars except share data)
	December 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$ 1,024,201	$ 585,070
Accounts receivable	76,133	328,174
Due from officers and employees	-	5,004
Note receivable from former officer (note 3)	43,952	-
Prepaid expenses	106,622	73,315
	1,250,908	991,563
Note receivable from former officer [note 3]	-	34,212
Flight equipment held for sale [notes 2 and 4]	-	22,985
Oil and natural gas properties, on the basis of full cost accounting, net of impairments [notes 2 and 5]	1,194,406	2,763,919
Other property and equipment, net of accumulated depreciation, amortization and impairment [notes 2 and 6]	190,810	206,146
	$ 2,636,124	$ 4,018,825
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$ 136,098	$ 74,293
Other accrued liabilities	78,452	74,740
Subscriptions payable [note 18]	472,501	-
	687,051	149,033
Commitments and contingencies [notes 1 and 15]

Shareholders' equity:
Preferred shares; Unlimited shares authorized Nil shares issued as of December 31, 2003 and 800,000 issued as of December 31, 2002 [notes 9 and 16]	-	730,000
Common shares,: Unlimited shares authorized; 19,305,518 and 16,971,153 shares issued as of December 31, 2003, and December 31, 2002, respectively [note 8]	24,527,066	23,365,426
Warrants [notes 8 and 10]	-	-
Deficit	(22,855,739)	(20,041,865)
Accumulated other comprehensive income (loss)	277,746	(183,769)
	1,949,073	3,869,792
	$ 2,636,124	$ 4,018,825

ENERGY EXPLORATION TECHNOLOGIES INC. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (expressed in U.S. dollars except share data)

	Years ended December 31,
	2003	2002	2001
Revenues:
Oil and natural gas revenues [note 16]	$ -	$ 75,628	$ -
Operating expenses:
Oil and natural gas operating expenses [note 16]	-	1,559	-
Administrative [note 12]	1,782,952	1,442,477	1,435,367
Depletion and impairment of oil and natural gas properties [notes 2, 5 and 16]	1,004,973	210,871	915,528
Amortization and depreciation [notes 2, 6 and 16]	56,666	239,766	336,924
Research and development [note 2]	-	152,862	418,422
Survey operations and support [note 2]	130,499	48,909	140,531
	2,975,090	2,096,444	3,246,772
Operating loss	(2,975,090)	(2,020,816)	(3,246,772)
Other income (expense):
Interest income	2,190	26,499	80,113
Other income (expense)	(739)	40,410	(662)
	1,451	66,909	79,451
Net loss for the period from continuing operations	(2,973,639)	(1,953,907)	(3,167,321)
Income (loss) from discontinued operations[note 16]	159,765	(3,722,213)	(1,221,269)
Net loss for the period	(2,813,874)	(5,676,120)	(4,388,590)
Other comprehensive income (loss):
Foreign currency translation adjustment	461,515	39,211	(158,952)
Comprehensive loss for the period	$ (2,352,359)	$ (5,636,909)	$ (4,547,542)
Basic and diluted net loss from continuing operations per share [note 8]	$ (0.17)	$ (0.12)	$ (0.22)
Basic and diluted loss per share [note 8]	$ (0.13)	$ (0.33)	$ (0.31)
Weighted average shares outstanding	17,599,783	16,971,153	14,222,820

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss

ENERGY EXPLORATION TECHNOLOGIES INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) (expressed in U.S. dollars except share data)

Accumulated Other Comprehensive Income (Loss)		Common Shares		Series 'A' Convertible Preferred Shares		Warrants
-	-	Shares	Amount	Shares	Amount	Number	Amount	Deficit

Balance - December 31, 2000	$ (64,028)	13,112,916	$ 18,896,189	800,000	$ 730,000	-	-	$ (9,977,155)

2001:
Issued for cash at $1.15 per share on September 18, 2001, net of issuance costs	-	3,858,237	4,359,252	-	-	-	-	-
Grant and vesting of options to investor relations consultant (note 12)	-	-	75,769	-	-	-	-	-
Net loss from continuing operations for fiscal 2001	-	-	-	-	-	-	-	(3,167,321)
Net loss from discontinued operations for fiscal 2001	-	-	-	-	-	-	-	(1,221,269)
Net other comprehensive loss for fiscal 2001	(158,952)	-	-	-	-	-	-	-
Balance - December 31, 2001	(222,980)	16,971,153	23,331,210	800,000	730,000	-	-	(14,365,745)
2002:
Grant and vesting of options to investor relations consultant (note 12)	-	-	34,216	-	-	-	-	-
Net loss from continuing operations for fiscal 2002	-	-	-	-	-	-	-	(1,953,907)
Net loss from discontinued operations for fiscal 2001	-	-	-	-	-	-	-	(3,722,213)
Net other comprehensive income for fiscal 2002	39,211	-	-	-	-	-	-	-
Balance - December 31, 2002	(183,769)	16,971,153	23,365,426	800,000	730,000	-	-	(20,041,865)

2003:
Grant and vesting of options to investor relations consultant (note 12)	-	-	46,773	-	-	-	-	-
Issued for cash at $0.40 per share on September 19, 2003, net of issuance costs.............................................	-	1,999,000	744,050	-	-	-	-	-
Redemption of preferred shares...............................				(800,000)	(730,000)
Compensation expense related to issuance of options to employees and directors..............................................	-	-	89,100	-	-	-	-	-
Options exercised for cash at prices between $ 0.21 and $ 2.00 per share during 2003.........................................	-	234,999	95,200	-	-	-	-	-
Flow-through shares issued for cash at $2.00 per share on December 31, 2003, net of issuance costs and including warrants...........	-	101,700	186,517	-	-	7,496	-	-
Net loss from continuing operations for fiscal 2003	-	-	-	-	-	-	-	(2,973,639)
Net income from discontinued operations for fiscal 2003.........	-	-	-	-	-	-	-	159,765
Net other comprehensive income for fiscal 2003	461,515	-	-	-	-	-	-	-
Balance - December 31, 2003	$ 277,746	19,306,852	$ 24,527,066	-	$ -	7,496	$ -	$(22,855,739)

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of shareholders' equity (deficit)

ENERGY EXPLORATION TECHNOLOGIES INC. Consolidated Statements Of Cash Flows (expressed in U.S. dollars)

	Years ended December 31,
	2003	2002	2001
Operating activities:
Net loss for the period	$ (2,973,639)	$ (1,953,907)	$ (3,167,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation of other property and equipment	56,666	239,766	336,924
Depletion and impairment of oil and natural gas properties	1,004,973	210,871	915,528
Compensation costs settled by issuance of options	89,100	-	-
Consulting costs settled by issuance of common stock and options	46,773	34,216	75,769
Loss (gain) on sale of other property and equipment	(12,003)	(42,046)	1,184
Changes in non-cash working capital:
Accounts receivable	252,041	(124,436)	542,018
Due from officers and employees	5,004	(4,912)	8
Prepaid expenses and other	(33,307)	70,471	(75,299)
Trade payables	61,805	(436,721)	(319,253)
Subscriptions payable	472,501	-	-
Other accrued liabilities	3,712	(58,896)	48,256
Net cash used in operating activities	(1,026,374)	(2,065,594)	(1,642,186)
Financing activities:

Funds raised through the sale of common stock, net of issuance costs	930,567	-	4,359,252
Funds raised through the exercise of options	95,200	-	-
Net cash generated by financing activities	1,025,767	-	4,359,252
Investing activities:
Funds invested in other property and equipment	(41,330)	-	-
Proceeds on sale of other property and equipment	27,716	3,900	49,149
Funds invested in oil and natural gas properties	(808,879)	(463,107)	(1,015,608)
Proceeds on sale of oil and natural gas properties	86,125	199,326	69,096
Funds repaid (interest accrued) on loan to former employee	(9,740)	(2,115)	2,789
Changes in non-cash working capital:
Accrued oil and natural gas property costs and trade payables	-	(110,829)	43,254
Net cash used in investing activities	(746,108)	(372,825)	(851,320)
Net cash generated (used) by discontinued operations	724,331	(10,330)	(2,991,465)
Effect of net other comprehensive income (loss)	461,515	39,211	(158,952)
Net cash inflow (outflow)	439,131	(2,409,538)	(1,284,671)
Cash and cash equivalents, beginning of year	585,070	2,994,608	4,279,279
Cash and cash equivalents, end of year	$ 1,024,201	$ 585,070	$ 2,994,608

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of cash flows

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "our company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994.

In March 2003 we divested all our U.S. properties. For reporting purposes, the results of operations and the cash flows of the U.S. properties have been presented as discontinued operations.  Accordingly, prior period financial statements have been reclassified to reflect this change. For details, refer to note 16.

NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada. The tax effects are disclosed in the proxy statement circulated to shareholders for the Special Meeting on October 24, 2003. As a result of the continuance into Canada, our common and preferred shares no longer have a par value assigned, as is the practice in the United States. Therefore the amount that was disclosed as "Additional paid-in Capital" in prior years on the consolidated balance sheets and consolidated statements of shareholders' equity (deficit) has been added to the share issued amount. This is a legal jurisdiction reporting difference only.

We are a technology-based reconnaissance exploration company which utilizes our proprietary stress field detection (SFD) remote-sensing airborne survey technology to quickly and inexpensively identify and high-grade oil and natural gas prospects.

We conduct our reconnaissance exploration activities, as well as land acquisition, drilling, completion and production activities through our wholly-owned subsidiary, NXT Energy Canada Inc and we conduct the aerial surveys through our wholly owned subsidiary, NXT Aero Canada Inc.

 NXT Energy USA Inc. and NXT Aero USA Inc. are two wholly owned subsidiaries through which we previously conducted our U.S. operations but these companies have been inactive since the sale of the U.S. properties in early 2003.

For the year ended December 31, 2003, we incurred a loss of $2,352,359 and our ability to continue as a going concern will be dependent upon successfully identifying hydrocarbon bearing prospects, and financing, developing and monetizing these assets for a profit. We anticipate that we will continue to incur further losses until such time as we receive revenues from production or sale of properties with respect to currently held prospects or through prospects we identify and exploit for our own account.

We have divested our U.S. properties, raised capital through private placements in 2003 and we are in the midst of additional fund raising in 2004. As a result of these measures, we believe we will be able to pursue and exploit our goals and opportunities throughout 2004.

We can give no assurance that any or all pending projects will generate sufficient revenues to cover our operating or other costs.  Should this be the case, we would be forced, unless we can raise sufficient additional working capital, to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

These consolidated financial statements are prepared using generally accepted accounting principles that are applicable to a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

2. Significant Accounting Policies

Basis of Presentation

We have prepared these consolidated financial statements for our years ended December 31, 2003, 2002 and 2001 and as at December 31, 2003 and 2002 in accordance with accounting principles generally accepted in the United States of America for annual financial reporting.

Consolidation

We have consolidated the accounts of our wholly-owned subsidiaries with those of NXT in the course of preparing these consolidated financial statements.  All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated as a consequence of the consolidation process, and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amount of revenues and expenses during the reporting periods.  Actual results may differ from those estimates.

Cash and Cash Equivalents

For purposes of preparing the consolidated balance sheets and statements of cash flows contained in these consolidated financial statements, we consider all investments with original maturities of ninety days or less to constitute "cash and cash equivalents".

Debt Issuance Costs

We amortize debt issuance costs on a straight-line basis over the life of the related debt.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, trade payables, accrued liabilities and subscriptions payable. The book value of these financial instruments approximates their fair values due to their short-term to maturity and similarity to current market rates.  It is the opinion of our management that we are not exposed to significant interest, currency or credit risks arising from these financial instruments.

Flight Equipment Held For Sale

Both aircraft were sold in 2002. We carry our flight equipment held for sale at the lower of the carrying amount or the fair value less cost to sell. These assets are not depreciated as long as they are held for sale.

Oil and Natural Gas Properties

We follow the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to our acquisition of, exploration for and development of oil and natural gas reserves.  These capitalized costs include:

-	land acquisition costs;
-	geological and geophysical costs;
-	costs of drilling both productive and non-productive wells;
-	cost of production equipment and related facilities; and
-	various costs associated with evaluating petroleum and natural gas properties for potential acquisition.

We only capitalize overhead that is directly identified with acquisition, exploration or development activities. All costs related to production, general corporate overhead and similar activities are expensed as incurred.

Under the full cost method of accounting, capitalized costs are accumulated into cost centers on a country-by-country basis.  These costs, plus a provision for future development costs (including estimated dismantlement, restoration and abandonment costs) of proved undeveloped reserves, are then depleted and depreciated using the unit-of-production method, based on estimated proved oil and gas reserves as determined by independent engineers where significant.  For purposes of the depletion and depreciation calculation, proved oil and gas reserves are converted to a common unit of measure on the basis of their approximate relative energy content. NXT was a development stage enterprise until 2002 and any net revenues received prior to achieving commercial production were accounted for as an adjustment to capitalized costs. NXT achieved commercial operations at the beginning of the second quarter of 2002.

In applying the full cost method of accounting, capital costs in each cost center less accumulated depletion and depreciation and related deferred income taxes are restricted from exceeding an amount equal to the sum of the present value of their related estimated future net revenues discounted at 10% less estimated future expenditures, and the lower of cost or estimated fair value of unproved properties included in the costs being amortized, net of related tax effects.  Should this comparison indicate an excess carrying value, a write-down would be recorded.

The carrying values of unproved oil and natural gas properties, which are excluded from the depletion calculation, are assessed on a quarterly basis to ascertain whether any impairment in value has occurred.  This assessment typically includes a determination of the anticipated future net cash flows based upon reserve potential and independent appraisal where warranted.  Impairment is recorded if this assessment indicates the future potential net cash flows are less than the capitalized costs.

All recoveries of costs through the sale or other disposition of oil and gas properties and equipment are accounted for as adjustments to capitalized costs, with no gain or loss recorded, unless the sale or disposition involves a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved property, in which case the gain or loss is computed and recognized.

We conduct oil and natural gas exploration, drilling, development and production activities through joint venture partners.  These consolidated financial statements reflect only our proportionate interest in these activities.

Other Property and Equipment

We carry our other capitalized property and equipment at cost, and depreciate or amortize them over their estimated service lives using the declining balance method as follows:

Aircraft	5%
Computer and SFD system equipment	30%
Computer and SFD system software	100%
Equipment	20%
Furniture and fixtures	20%
Flight equipment	10%
Leasehold improvements	20%
Tools	20%
Vehicle	30%

When we retire or otherwise dispose of our other capitalized property and equipment, we remove their cost and related accumulated depreciation or amortization from our accounts, and record any resulting gain or loss in the results of operations for the period.  Our management periodically reviews the carrying value of our property and equipment to ensure that any permanent impairment in value is recognized and reflected in our results of operations. For details, refer to note 6.

Revenue Recognition

Revenue associated with sales of crude oil and natural gas is recorded when title passes to the customer.

Research and Development Expenditures

We expense all research and development expenditures we incur to develop, improve and test our SFD survey system and related components, including allocable salaries.

Survey Operations and Support

We expense all survey operations and support expenditures we incur and these consist primarily of the cost to:
-	conduct field evaluations to evaluate the SFD survey system;
-	develop, organize, staff and train our survey and interpretation operational functions;
-	aircraft operating costs, travel expenses and allocable salaries of our personnel while on survey assignment; and
-	allocable salaries of our personnel while interpreting SFD data.

Foreign Currency Translation

Foreign currency translation adjustments resulting from the translation of the financial statements of our Canadian subsidiaries, whose functional currency is Canadian dollars, into U.S. dollar equivalents for purposes of consolidating our financial statements, are included in other comprehensive income (loss).  We use the following methodology to convert Canadian dollar denominated accounts and transactions into U.S. dollars:
-	all asset and liability accounts are translated into U.S. dollars at the rate of exchange in effect as of the end of the applicable fiscal period;
-	all shareholders' equity accounts are translated into U.S. dollars using historical exchange rates; and

-	all revenue and expense accounts are translated into U.S. dollars at the average rate of exchange for the applicable fiscal period.

We record the cumulative gain or loss arising from the conversion of the noted Canadian dollar denominated accounts and transactions into U.S. dollars as a foreign currency translation adjustment as a component of the accumulated other comprehensive loss for that period.

 Income Taxes

We follow the liability method of accounting for income taxes (see Note 13). This method recognizes income tax assets and liabilities at current rates, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income when substantively enacted.

Stock-Based Compensation for Employees and Directors

In accounting for the grant of our employee and director stock options, we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Under APB 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment.  See note 11.

Summarized below is pro forma financial information for the three years ended December 31, 2003.2002 and 2001 which presents the net loss for the year and loss per common share for the year calculated in accordance with SFAS No. 123:

December 31	2003	2002	2001
Net loss for the period as reported	$ (2,813,874)	$ (5,676,120)	$ (4,388,590)
Add: Stock-based employee compensation expense, included in reported net loss	89,100	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(306,509)	(738,176)	(686,211)
Pro forma net loss for the period	$ (3,031,283)	$ (6,414,296)	$ (5,074,801)
Pro forma basic and diluted loss per common share	$ (0.17)	$ (0.37)	$ (0.36)

Recent Accounting Pronouncements

In August 2001, the U.S. Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  We were required to adopt the provisions of SFAS No. 143 on January 1, 2003.  We have sold our U.S. properties, along with the associated abandonment liabilities, and we have no retirement liabilities associated with the Canadian properties.  Therefore, this SFAS has no impact on us at this time.

In January 2003, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" (FAS 148).  FAS 148 amends FAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based compensation.  The impact of this accounting standard is discussed more fully in note 11.

The following standards issued by the FASB do not impact us at this time:

  Statement No. 149 - Amendment for Statement 133 on Derivative Instruments and Hedging Activities effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

  Statement No. 150 - Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity effective for financial instruments issued at the beginning of the first interim period beginning after June 15, 2003.

  Interpretation No. 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others effective prospectively for guarantees issued or modified after December 31, 2002 for initial recognition and initial measurement provisions; for financial statements of interim or annual periods ending after December 15, 2002 for disclosure requirements.

  Interpretation No. 46 - Consolidation of Variable Interest Entities, effective for financial statements issued after January 31, 2003

  Interpretation No. 46R - Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, requires consolidation of entities in which the Corporation is the primary beneficiary, despite not having voting control, effective for financial statements issued after December 31, 2003.

  SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities, effective prospectively for such activities initiated after December 31, 2002. It requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.

3. Note Receivable from Former Officer

In September 1998, we loaned the sum of CDN $54,756 (US $35,760 as of that date) to one of our officers in connection with his relocation to Calgary, Alberta.  The interest rate averaged 5%. Pursuant to the terms of an underlying promissory note, the officer was required to repay the loan on a monthly basis, with a balloon payment due on October 3, 2003. The officer left NXT in 2002 and we are pursuing repayment of the note.

4. Flight Equipment Held for Sale

Both aircraft were sold in 2002.

Summarized below are our capitalized costs for the aircraft and flight equipment held for sale as of December 31, 2003 and 2002:

	December 31,
	2003	2002
Flight equipment held for sale	$ Nil	$ 108,244
Less write-down	-	(85,259)
Net aircraft and flight equipment held for sale	$ Nil	$ 22,985

These assets are reported as part of assets from our United States operations as of December 31, 2002. See note 17.

5. Oil and Natural Gas Properties

Summarized below are the oil and natural gas property costs we capitalized for our years ended December 31, 2003 and 2002, and as of December 31, 2003 and 2002:

	Years Ended December 31		As of December 31
	2003	2002	2003	2002	2001
Acquisition costs	$ 389,679	$ 232,226	$ 1,658,346	$ 1,268,667	$ 1,036,441
Exploration costs	865,926	1,380,801	8,257,804	7,391,878	6,011,077
Development costs	-	27,681	83,234	83,234	55,553
	1,255,605	1,640,708	9,999,384	8,743,779	7,103,071
Less depletion...........	(17,291)	(140,122)	(157,413)	(140,122)	-
Less impairment	(1,365,008)	(3,495,970)	(6,977,395)	(5,612,387)	(2,116,417)
Less dispositions	(1,442,819)	(158,255)	(1,670,170)	(227,351)	(69,096)
Net oil and natural gas properties	$ (1,569,513)	$ (2,153,639)	$ 1,194,406	$2,763,919	$ 4,917,558

The property costs net of depletion, impairments and dispositions, by proved and unproved classification, are as follows at December 31, 2003 and 2002:

	As of December 31	As of December 31
	2003	2002
Proved property costs	$ Nil	$ 781,446
Unproved property costs	1,194,406	1,982,473
	$ 1,194,406	$ 2,763,919

As there were no proved properties at the end of 2003, a ceiling test was not performed. For 2002, the ceiling tests resulted in write-downs of $263,000.

The impairment of oil and natural gas properties also includes the write-down of the cost of drilling and completing wells which are either non-commercial or which we are unable to complete for technical reasons.  We have written-off these individual well costs as an impairment cost since this determination was made prior to the establishment of proved reserves.

At the end of each quarter, our management performs an overall assessment of each of our unproved oil and natural gas properties to determine if any of these properties had been subject to any impairment in value (see note 2).  The method we use is to compare the average price paid per acre for petroleum and natural gas rights in the province, after applying a discount to recognize the shorter remaining life of certain of our leases and the possible reduced economic value, to the recorded carrying cost of our leases. Based upon these evaluations, we have determined that our unproved properties continued to have prospective commercial viability as of these dates but that an impairment of $945,000 had occurred in 2003 ($Nil in 2002).  Based upon these considerations, we have recorded these impairments against our properties to date as noted above.

6. Other Property and Equipment

Summarized below are our capitalized costs for other property and equipment as of December 31, 2003 and 2002:

	December, 31
	2003	2002
Computer and SFD equipment	$ 332,011	$ 268,254
Computer and SFD software	142,238	118,470
Equipment	86,046	80,912
Furniture and fixtures	187,588	165,984
Leasehold improvements	238,475	195,983
SFD survey system (including software)	127,845	115,471
Tools	1,897	1,559
Flight equipment	1,380	-
Vehicle	18,828	18,828
	1,136,308	965,461
Less accumulated depreciation, amortization and impairment	(944,083)	(759,315)
Net other property and equipment	$ 192,225	$ 206,146

7. Long-Term Debt

At December 31, 2001, we owed $1,535,136 on an asset-based loan collateralized by our Piaggio P180 Avanti aircraft.  On May 1, 2002, we completed the sale of our Piaggio Avanti P180 aircraft to a third party and used the proceeds to settle the principal and interest due on this loan in full. We also expensed the remaining unamortized debt issuance costs of $22,805.  For 2002, we paid $61,264 of interest on this long-term debt.

8. Common Stock

We calculate basic earnings per common share from continuing operations using net income from continuing operations, net of income taxes, divided by weighted average number of common shares outstanding. We calculate basic earnings per common share using net income attributable to common shareholders and the weighted average number of common shares outstanding. We calculate diluted earnings per common share from continuing operations and diluted earnings per common share in the same manner as basic, except we use the weighted-average number of diluted common shares outstanding in the denominator.

In calculating diluted earnings per common share for the years ended December 31, 2003, 2002 and 2001,we excluded all options either because the exercise price was greater than the annual average market price of our common shares in those years or the exercise of the options would have been anti-dilutive. During these three years, outstanding stock options were the only potentially dilutive instrument.

On September 11, 2003, we raised $750,000 in gross proceeds through a private placement of 1,875,000 common shares at $0.40 per share.  Net proceeds to our company were $744,050 after deducting $5,950 in offering expenses and we also issued 124,000 shares as finders' fees.

On December 31, 2003 we closed a private placement of 101,700 flow-through common shares at $2.00 ($2.60 CAN) per share for $203,400 in gross proceeds. Net proceeds were $186,517. We issued 7,496 warrants with a strike price of $2.75 and a one year term and paid $14,992 in cash as finders' fees.

9. Preferred Shares

The series 'A' preferred shares were not entitled to payment of any dividends, although they were entitled under certain circumstances to participate in dividends on the same basis as if converted into common shares.  Each series 'A' preferred share carried a $7.50 liquidation preference should our company wind-up and dissolve.  Each series 'A' preferred share was convertible by either the holder or NXT into common shares based upon a $7.50 per share conversion price, subject to adjustment should NXT sell common shares or common share purchase options or warrants at prices less than $7.50 per share in specified circumstances.

All of the outstanding preferred shares were returned to treasury effective May 9, 2003 as part of the consideration received for the sale of the U.S. properties

10. Performance Warrants

On August 1, 1996, we granted a performance-based contractual right to acquire NXT warrants to the licensor of our SFD technology, Momentum Resources Corporation ("Momentum Resources"), in connection with the amendment of our exclusive SFD technology license with Momentum Resources to use the SFD technology for hydrocarbon exploration.  The primary purpose of the amendment was to indefinitely extend the termination date of the license.  Pursuant to this contractual right, Momentum Resources is entitled to a separate grant of warrants entitling it to purchase 16,000 common shares at the then current trading price for each month after December 31, 2000 in which production from SFD-identified prospects during that month exceeds 20,000 barrels of hydrocarbons.  Momentum Resources has not earned any warrants under the SFD technology license as of December 31, 2003.

11. Employee and Director Options

Description of Plans

Through December 31, 2003, we have granted options to selected employees, directors, advisors and consultants of our company pursuant to the following separate arrangements or plans (the "Plans"):
-	separate stand-alone directors' options which we granted to selected directors as compensation for serving on our board of directors;
-

the 1997 Pinnacle Oil International, Inc. Stock Plan (the "1997 Plan"), pursuant to which 1,500,000 common shares are reserved for issuance to employees, directors and consultants in the form of stock options or outright stock grants;

-

the 1999 Pinnacle Oil International, Inc. Executive Option Plan (the "1999 Plan"), pursuant to which 1,000,000 common shares are reserved for issuance to executive officers in the form of stock options;

-

the 2000 Pinnacle Oil International, Inc. Directors' Option Plan (the "2000 Plan"), pursuant to which 400,000 common shares are reserved for issuance to selected directors in the form of stock options; and

-	the 2003 Stock Plan under which 375,000 common shares are reserved for issuance to consultants.

Summary of Option Grants

We have summarized below all transactions involving option grants under the Plans for our three fiscal years ended December 31, 2003:

	2003		2002		2001
	Common Shares Under Options	Weighted Average Exercise Price	Common Shares Under Options	Weighted Average Exercise Price	Common Shares Under Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,501,842	$ 2.02	2,174,900	$ 2.25	2,219,900	$ 15.46
Granted	790,000	0.35	344,000	0.36	1,692,900	2.00
Exercised	(234,999)	(0.41)	-	-	-	-
Cancelled or lapsed	(47,901)	1.85	(1,017,058)	(2.10)	(1,737,900)	(18.88)
Outstanding at end of year	2,008,942	$ 1.45	1,501,842	$ 2.02	2,174,900	$ 2.25
Exercisable at end of year	1,309,270	$ 1.84	1,063,842	$ 2.02	824,067	$ 2.21
Available for grant at end of year	1,149,959		438,000		299,000

We have summarized below all outstanding options under the Plans as of December 31, 2003:

			As of December 31, 2003
Stock Option Plan	Grant Date	Exercise Price	Outstanding	Vested

Independent Grants
	January 4, 2001	$2.00	15,000	15,000
	June 24, 2003	$0.38	100,000	100,000

1997 Employee Stock Option Plan
	January 4 2001	$2.00	378,892	346,892
	December 27, 2000	$4.125	15,000	11,000
	February 1, 2001	$2.00	6,250	6,250
	May 15, 2001	$2.50	120,000	120,000

	July 5, 2001	$2.00	30,000	15,000
	August 13, 2002	$0.38	100,000	33,330
	September 20, 2002	$0.29	8,000	2,666
	March 27, 2003	$0.14	60,000	-
	September 8,2003	$0.43	270,000	-

1999 Executive Stock Option Plan
	May 1, 1999	$2.00	520,800	520,800

2000 Directors Stock Option Plan
	May 15, 2000	$2.00	35,000	35,000
	April 17, 2000	$2.00	60,000	60,000
	August 13, 2002	$0.38	120,000	39,999
	September 20, 2002	$0.29	10,000	3,333
	September 8, 2003	$0.43	160,000	-
			2,008,942	1,309,270

The employee options outstanding as of December 31, 2003 vest over three to five years from the grant date, depending upon the recipient, based upon the continued provision of services as an employee. The director options granted after January 1, 2000 that are outstanding as of December 31, 2003 vest one-third each on the first through third anniversaries of the grant date, respectively, based upon the continued provision of services as a director.  Both the employee and director options generally lapse, if unexercised, five years from the date of vesting.

Compensation Expense Associated With Grant of Options

Pursuant to APB 25, we have recorded $89,100 ( 2002 - nil, 2001 - nil) in compensation expense relating to the grant of options for 2003 as the exercise price for certain options we have granted to our employees and directors was less than the market price of the underlying common shares on the effective date of grant.  See note 2.

Had we elected to follow the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", we would have recorded additional compensation expense of approximately $464,798, $738,176 and $686,211 for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, respectively.  These amounts are determined using an option-pricing model with the following assumptions:

		2003	2002	2001
	Weighted-Average Fair Value of Options Granted in Each Year ($/option)	1.45	1.69	1.98

-	Dividends paid per common share ($/share)	Nil	Nil	Nil
-	Estimated average life (years)	4.5	4.5	4.5
-	Expected volatility in the price of NXT's common shares (%)	207	225	57
-	Risk free interest rate (%)	4	4	4

12. Investor Relations Options

On May 15, 2001, as additional compensation to our investor relations consultant pursuant to an investor and public relations services agreement, we granted that consultant options to purchase 155,000 common shares at $2.50 per share.  The underlying agreement provided that 50,000 options would vest immediately, and an additional 35,000 options would vest upon each of the first, second and third anniversary dates of the agreement, respectively, even if the agreement was not subsequently renewed so long as the agreement has not been terminated by either party prior to the end of the termination of the prior term or NXT has not terminated this agreement for "good cause" as defined in the agreement.  These options lapse, to the extent vested and unexercised, five years after the date of vesting.  Pursuant to SFAS No. 123, for the year ended December 31, 2003, we recorded compensation expense, as part of administrative expenses, determined in accordance with the Black-Scholes option pricing model in the amount of $46,773 in connection with the grant and vesting of these options.

13. Income Taxes

Net Operating Losses Carried Forward

As of December 31, 2003, the following net operating losses are available to reduce our taxable income in future years:

Country	Amount	Expiration Dates
United States	$ 9,273,221	2010-2022
Canada	$ 3,650,053	2004-2010

Deferred Income Tax Assets and Liabilities

As of December 31, 2003, our accounts contained the following deferred income tax assets and liabilities:

United States	Amount	Statutory Tax Rate	Tax Benefit
Tax benefit of loss carry forwards	$ (48,718)	34%	$ (16,564)
Tax asset related to depreciation	$ 9,273,221	34%	3,152,895
Valuation reserve			(3,136,331)
			$ Nil

Canada	Amount	Statutory Tax Rate	Tax Benefit
Tax benefit of loss carry forwards	$ 4,361,265	39.25%	$ 1,711,578
Tax asset related to depreciation	$ 3,650,053	39.25%	1,432,463
Valuation reserve			(3,144,041)
			$ Nil

As of December 31, 2002, our accounts contained the following deferred income tax assets and liabilities:

United States	Amount	Statutory Tax Rate	Tax Benefit
Tax benefit of loss carry forwards	$ 9,449,886	34%	$ 3,212,961
Tax asset related to depreciation	127,041	34%	43,194
Valuation reserve			(3,256,155)
			$ Nil

Canada	Amount	Statutory Tax Rate	Tax Benefit
Tax benefit of loss carry forwards	$ 3,233,103	39.25%	$ 1,268,831
Tax asset related to depreciation	2,656,551	39.25%	1,042,563
Valuation reserve			(2,311,394)
			$ Nil

We have not provided for any amount of current or deferred U.S. federal, state or foreign income taxes for the current period or any prior period presented.  We have provided a full valuation allowance on the deferred tax asset and liability, consisting primarily of net operating loss carry forwards, because of uncertainty regarding its realization.  The increase in the valuation allowance on the deferred tax asset during the year ended December 31, 2003 was $712,823 as compared to $1,727,592 for the year ended December 31, 2002.

14. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the years ended December 31, 2003, 2002 and 2001:

December 31	2003	2002	2001
Collective legal fees expensed to law firms in fiscal 2003, 2002 and 2001 with partners who were also directors of NXT or NXT Energy Canada	Nil	$ 72,440		$ 61,411
Collective wages, fees and benefits paid to executive officers of NXT in fiscal 2003, 2002 and 2001, who were also directors of NXT	$ 107,382	$ 234,958		$ 487,607
Accounts receivable due from executive officers	Nil	$ 5,004	$ 790

Our rights to use our SFD technology arises from a sharing of the technology with Momentum Resources Corporation, and an agreement pursuant to which we were originally granted the exclusive worldwide right to use, possess and control the SFD Data for hydrocarbon identification and exploration purposes and any SFD data derived from that use for the same purpose pursuant to a sharing of the SFD Technology permitted by Momentum Resources Corporation, which was originally the exclusive owner of the SFD. Momentum Resources is owned 50% by one of our significant stockholders who is a director and an executive officer of NXT as of December 31, 2003.  Under the terms of the SFD technology agreement, we are to pay Momentum a royalty equal to 5% of any Prospect Profits (as such terms is defined in the agreement) which we may receive based on data received from Momentum Resources Corporation. No such royalty was earned or payable as of December 31, 2003.

15. Commitments and Contingencies

The lease for the principal offices expired on January 31, 2003.  A new sub-lease from another tenant was signed with a term of eighteen months ending July 31, 2004.  The space is approximately 6,600 square feet and the monthly cost is about $13,100 CDN.

On November 27, 2002, we were served a Statement of Claim which had been filed on November 25, 2002, in the Court of Queen's Bench of Alberta, Judicial District of Calgary (Action No. 0201-19820), naming Energy Exploration Technologies Inc. and George Liszicasz as defendants.  Mr. Dirk Stinson, the plaintiff, alleges that NXT failed to pay him compensation under a consulting agreement and further alleges that NXT, without lawful justification, obstructed Mr. Stinson from trading his shares of NXT.  At the time of the filing of this suit, Mr. Stinson was a major shareholder of our common stock.  He is a past President and director of NXT and is currently a director and shareholder of Momentum Resources.  Mr. Stinson was seeking, among other things, damages in the amount of $1,614,750 and an injunction directing NXT to instruct our transfer agent to immediately remove the legend from Mr. Stinson's shares.  On December 10, 2002, we filed our Statement of Defence.  On July 14, 2003, we received notice that the plaintiff had dropped all claims except for a claim for $74,750 plus interest for compensation under a consulting agreement.

We believe the claim against us is without merit and intend to vigorously defend ourselves against the claim and are seeking an expeditious dismissal of the claim.

On March 18, 2003, we were served a Statement of Claim which had been filed on March 14, 2003, in the Court of Queen's Bench of Alberta, Judicial District of Calgary (Action No. 0301-04309), naming Glen

Coffey, Murray's Aviation Repairs (1980) Ltd., Energy Exploration Technologies, its wholly-owned subsidiary, NXT Energy Canada, Inc., Dennis Wolsky, as Administrator of the Estate of Jerry Wolsky, deceased and Embassy Aero Group Ltd. as defendants.  Tops Aviation Ltd., Spartan Aviation Inc. and John Haskakis (the "Plaintiffs") allege that the defendants were negligent and in breach of a Ferry Flight Contract between one or some of the defendants and one or some of the Plaintiffs under which Mr. Jerry Wolsky was to deliver a Piper Twin Comanche aircraft to Athens, Greece.  The aircraft crashed in Newfoundland enroute to Athens killing Mr. Wolsky. The Plaintiffs are seeking, among other things, damages in the amount of $450,000 CDN for loss and damages to the aircraft and cargo; and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses.

Neither we nor our subsidiary, NXT Energy Canada, Inc., were parties to the Ferry Flight Contract.  We believe the claim against us and our subsidiary is without merit and intend to vigorously defend ourselves against the claim and are seeking an expeditious dismissal of the claim.

16.  Discontinued Operations

In January 2003, we adopted a formal plan to divest our U.S. oil and gas properties. On May 9, 2003 we closed a sale transaction with our U.S. joint venture partner to sell the properties for total consideration of $1,450,000 with proceeds of $720,000 in cash and the return to treasury of all the outstanding preferred shares.  The effective date of the transaction was March 1, 2003 and was recorded at fair market value.  For reporting purposes, the results of operations and the financial position of the properties have been presented as discontinued operations.  Accordingly, prior period financial statements have been reclassified to reflect this change.

17. Segment Information

We operate in only one business segment, oil and natural gas exploration, insofar as we develop oil and natural gas exploration prospects identified using our proprietary SFD airborne survey technology.

Summarized below with respect to our years ended December 31, 2003, 2002 and 2001 is geographic information relating to:
-	revenues we have received during the year from continuing operations allocated amongst the geographic areas in which the revenue was generated;
-	our net loss for the year from continuing operations allocated amongst the geographic areas in which the revenue and associated expenses were generated.
-	our net income (loss) for the year from discontinued operations allocated amongst the geographic areas in which the revenue and associated expenses were generated.

Years Ended	United States	Canada	Total
December 31, 2003:
Revenues from oil and gas production	$ Nil	$ Nil	$ Nil
Net loss from continuing operations	$ Nil	$ (2,973,639)	$ (2,973,639)
Income from discontinued operations	$ 159,765	$ Nil	$ 159,765
December 31, 2002:
Revenues from oil and gas production	$ Nil	$ 75,628	$ 75,628
Net loss from continuing operations	$ Nil	$ (1,953,907)	$ (1,953,907)
Loss from discontinued operations	$ (3,722,213)	$ Nil	$ (3,722,213)
December 31, 2001:
Revenues from oil and gas production	$ Nil	$ Nil	$ Nil
Net loss from continuing operations	$ Nil	$ (3,167,321)	$ (3,167,321)
Loss from discontinued operations	$ (1,221,269)	$ Nil	$ (1,221,269)

64

Summarized below is geographic information relating to our assets as of December 31, 2003 and 2002, allocated amongst the geographic areas in which the assets were physically located or principally connected:

Assets as of:	United States	Canada	Total
December 31, 2003	$ Nil	$ 2,682,647	$ 2,682,647
December 31, 2002	$ 1,682,768	$ 2,336,057	$ 4,018,825

In preparing the above tables, we have eliminated all inter-segment revenues, expenses and assets.

18. Subsequent Event

On February 12, 2004, we raised $1,143,633 in gross proceeds through a private placement of 573,269 units.  Each unit consisted of a common share at $2.00 ($2.60 CDN) per share and a warrent with a strike price of $2.75 and a one year life.  Net proceeds to our company were $1,078,066 after deducting $65,567 in offering expenses and finders' fees.  We had raised $472,501 in gross proceeds prior to December 31, 2003.

In addition, we also recieved $504,920 in gross proceeds at March 31, 2004 for which shares had not been issued at March 31, 2004 and this amount is shown as subscriptions payable on the balance sheet as at March 31, 2004.

FINANCIAL STATEMENTS (UNAUDITED) FOR THE QUARTER  ENDED MARCH 31, 2004

                     Page

ENERGY EXPLORATION TECHNOLOGIES INC.
Consolidated Balance Sheets
(Unaudited) (expressed in U.S. dollars except share data)	March 31, 2004	December 31, 2003

Assets
Current assets
Cash	$1,309,244	$1,024,201
Accounts receivable	55,247	76,133
Due from officers and employees	20,424	-
Note receivable from former officer [note 3]	44,051	43,952
Prepaid expenses	167,360	106,622
	1,596,326	1,250,908

Oil and natural gas properties, on the basis of full cost accounting,
net of depletion and impairments [notes 2 and 4]	1,228,427	1,194,406

Other property and equipment, net of accumulated depreciation,
amortization and impairment [notes 2 and 5]	178,421	190,810
	$3,003,174	$2,636,124

Liabilities And Shareholders' Equity
Current liabilities
Trade payables	$301,232	$136,098
Other accrued liabilities	193,165	78,452
Subscriptions payable [note 6]	504,920	472,501
	999,317	687,051

Contingencies, continuing operations and commitments [notes 1 and 10]

Shareholders' equity
Preferred shares [note 7]
Authorized: unlimited
Issued : Nil	-	-
Common shares
Authorized: unlimited
Issued : 19,961,293 and 19,306,852 at March 31 ,2004 and
December 31, 2003, respectively [note 6]	25,686,238	24,527,066
Warrants [notes 6 and 8]	-	-
Deficit	(23,895,485)	(22,855,739)
Accumulated other comprehensive income	213,104	277,746
	2,003,857	1,949,073

	$3,003,174	$2,636,124

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets

ENERGY EXPLORATION TECHNOLOGIES INC.

Consolidated Statements Of Loss And Comprehensive Loss (Unaudited) (expressed in U.S. dollars except share data)

	Three months ended March 31,
	2004	2003
Revenues
Oil and natural gas revenue	$16,829	$-
Gain on sale of properties	27,770	12,970
	44,599	12,970

Operating expenses
Oil and natural gas operating expenses	656	-
Administrative [note 11]	532,176	317,789
Depletion and impairment of oil and
natural gas properties [notes 2,4 and 12]	-	59,974
Amortization and depreciation [notes 2,5 and 12]	11,959	14,098
Survey operations and support [note 2]	529,115	17,124
	1,073,906	408,985

Operating loss from continuing operations	(1,029,307)	(396,015)

Interest income	593	488

Net loss for the period from continuing operations	(1,028,714)	(395,527)

Income (loss) from discontinued operations [note 12]	(11,032)	198,600
Net loss for the period	(1,039,746)	(196,927)

Other comprehensive income (loss):
Foreign currency translation adjustment	(64,642)	143,533
Comprehensive loss for the period	$(1,104,388)	$(53,394)

Basic and diluted net loss from continuing operations [note 6]	$(0.05)	$(0.02)

Basic and diluted loss per share [note 6]	$(0.06)	$0.00

Weighted average shares outstanding	19,638,390	16,971,153

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

ENERGY EXPLORATION TECHNOLOGIES INC.

Consolidated Statements Of Shareholders' Equity (Deficit)

 (Unaudited) (expressed in U.S. dollars except share data)

	Accumulated Other
	Comprehensive	Common Shares		Preferred Shares		Warrants
	Income (loss)	Shares	Amount	Shares	Amount	Number	Amount	Deficit

Beginning balance - December 31, 2002	$(183,769)	16,971,153	$23,365,426	800,000	$730,000	-	$-	$(20,041,865)
Grant and vesting of options to investor
relations consultant [note 11]	-	-	8,528	-	-	-	-	-
Net loss for the three months ended
March 31, 2003 from continuing operations	-	-	-	-	-	-	-	(395,527)
Gain on discontinued operations for the
three months ended March 31, 2003	-	-	-	-	-	-	-	198,600
Net other comprehensive income for the
three months ended March 31, 2003	143,533	-	-	-	-	-	-	-
Balance - March 31,2003	$(40,236)	16,971,153	$23,373,954	800,000	$730,000	-	$-	$(20,238,792)

Beginning balance - December 31, 2003	$277,746	19,306,852	$24,527,066	-	$-	7,496	$-	$(22,855,739)
Options exercised for cash at prices between
$0.38 and $2.00 per share	-	81,172	81,106	-	-	-	-	-
Issued for cash at $2.00 per share on
February 12, 2004 net of issuance costs	-	573,269	1,078,066	-	-	573,269	-	-
Net loss for the three months ended
March 31, 2004 on continuing operations	-	-	-	-	-	-	-	(1,028,714)
Loss from discontinued operations for
the three months ended March 31, 2004	-	-	-	-	-	-	-	(11,032)
Net other comprehensive loss for the
three months ended March 31, 2004	(64,642)	-	-	-	-	-	-	-
Balance - March 31,2004	$213,104	19,961,293	$25,686,238	-	$-	580,765	$-	$(23,895,485)

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of shareholders' equity (deficit)

ENERGY EXPLORATION TECHNOLOGIES INC.
Consolidated Statements Of Cash flow
(Unaudited) (expressed in U.S. dollars)

	Three months ended March 31
	2004	2003

Operating activities
Net loss for the period from continuing operations	$(1,028,714)	$(395,527)
Amortization and depreciation of other property and equipment	11,959	14,098
Depletion and impairment of oil and natural gas properties	-	59,974
Consulting costs settled by issuance of common stock and options	-	8,528
Gain on sale of oil and natural gas properties	(27,770)	(11,038)
Changes in non-cash working capital:
Accounts receivable	20,886	75,907
Interest accrued on loan to former employee	(99)	(3,059)
Due from officers and employees	(20,424)	2,805
Prepaid expenses and other	(60,738)	24,583
Trade payables	165,134	58,575
Other accrued liabilities	114,713	(12,847)
Subscriptions payable	32,419	-
Net cash used in operating activities	(792,634)	(178,001)

Financing activities
Funds raised through the sale of common shares, net of issuance
costs	1,078,066	-
Funds raised through the exercise of options	81,106	-
Net cash generated by financing activities	1,159,172	-

Investing activities
Funds received (invested) in other property and equipment	427	(22,819)
Proceeds on sale of other property and equipment	-	1,916
Funds invested in oil and natural gas properties	(35,263)	(138,909)
Proceeds on sale of oil and natural gas properties	29,015	17,032
Net cash used in investing activities	(5,821)	(142,780)

Net cash generated (used) by discontinued operations	(11,032)	22,097

Effect of net other comprehensive income (loss)	(64,642)	143,533

Net cash inflow (outflow)	285,043	(155,151)

Cash, beginning of period	1,024,201	585,070
Cash, end of period	$1,309,244	$429,919

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of cash flows

ENERGY EXPLORATION TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(unaudited)

1.	ORGANIZATION AND ABILITY TO CONTINUE OPERATIONS

Energy Exploration Technologies Inc. ("we", "our company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994.

In March 2003 we divested all our U.S. properties. For reporting purposes, the results of operations and the cash flows of the U.S. properties have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.

NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada. The tax effects are disclosed in the proxy statement circulated to shareholders for the Special Meeting on October 24, 2003. As a result of the continuance into Canada, our common and preferred shares no longer have a par value assigned, as is the practice in the United States. Therefore the amount that was disclosed as "Additional paid-in Capital" in prior years on the consolidated balance sheets and consolidated statements of shareholders' equity (deficit) has been added to the share issued amount. This is a legal jurisdiction reporting difference only.

We are a technology-based reconnaissance exploration company which utilizes our proprietary stress field detection (SFD) remote-sensing airborne survey technology to quickly and inexpensively identify and high-grade oil and natural gas prospects.

We conduct our reconnaissance exploration activities, as well as land acquisition, drilling, completion and production activities through our wholly-owned subsidiary, NXT Energy Canada Inc and we conduct the aerial surveys through our wholly owned subsidiary, NXT Aero Canada Inc.

NXT Energy USA Inc. and NXT Aero USA Inc. are two wholly owned subsidiaries through which we previously conducted our U.S. operations but these companies have been inactive since the sale of the U.S. properties in early 2003.

For the quarter ended March 31, 2004, we incurred a loss of $1,104,388 and our ability to continue as a going concern will be dependent upon successfully identifying hydrocarbon bearing prospects, and financing, developing and monetizing these assets for a profit. We anticipate that we will continue to incur further losses until such time as we receive revenues from production or sale of properties with respect to currently held prospects or through prospects we identify and exploit for our own account.

We are in the midst of additional fund raising in 2004 and we believe we will be able to pursue and exploit our goals and opportunities throughout 2004.

We can give no assurance that any or all pending projects will generate sufficient revenues to cover our operating or other costs. Should this be the case, we would be forced, unless we can raise sufficient additional working capital, to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

These consolidated financial statements are prepared using generally accepted accounting principles that are applicable to a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We have prepared these consolidated financial statements for our three-month interim periods as at and ended March 31, 2004 and 2003 in accordance with accounting principles generally accepted in the United States for interim financial reporting. While these financial statements for these interim periods reflect all normal recurring adjustments which, in the opinion of our management, are necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. Refer to our consolidated financial statements included in our annual report on Form 10-K for our fiscal year ended December 31, 2003.

Estimates and Assumptions

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Stock-Based Compensation for Employees and Directors

In accounting for the grant of our employee and director stock options, we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Under APB 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment.

3.	NOTE RECEIVABLE FROM FORMER OFFICER

In September 1998, we loaned the sum of CDN $54,756 (US $35,760 as of that date) to one of our officers in connection with his relocation to Calgary, Alberta. The interest rate averaged 5%. Pursuant to the terms of an underlying promissory note, the officer was required to repay the loan on a monthly basis, with a balloon payment due on October 3, 2003. The officer left our company in 2002 and we are pursuing repayment of the note.

4.	OIL AND NATURAL GAS PROPERTIES

Summarized below are the oil and natural gas property costs we capitalized for the three months ended March 31, 2004 and 2003 and as of March 31, 2004 and December 31, 2003:

	2004	2003	2004	2003

Acquisition costs	$35,263	$ 50,051	$ 1,693,609	$ 1,658,346
Exploration costs	-	263,849	8,257,804	8,257,804
Development Costs	-	-	83,234	83,234
Oil and natural gas properties	35,263	313,900	10,034,647	9,999,384
Less impairment	-	(219,529)	(6,977,395)	(6,977,395)
Less dispositions	(1,242)	(1,280,309)	(1,671,412)	(1,670,170)
Less depletion	-	(14,617)	(157,413)	(157,413)
Net oil and natural gas properties	$34,021	$ (1,200,555)	$ 1,228,427	$ 1,194,406

Net oil and natural gas property costs at March 31, 2004 are comprised of $1,228,427 ($1,194,406 at

December 31, 2003) of unproved property costs. At March 31, 2004 there were no impairments of our Canadian full cost center.

The impairment amounts in the table above of oil and natural gas properties also include the write-down of the cost of drilling and completing wells which are either non-commercial or which we are unable to complete for technical reasons. While, as noted below, our management believes in the prospective commercial viability and non-impairment of the overall prospects of which each of these wells are a part and is continuing active exploration and development activities with respect to each of these prospects, we have nevertheless written-off these individual well costs as an impairment cost since this determination was made prior to the establishment of proved reserves.

At the end of each quarter, our management performs an overall assessment of each of our unproved oil and natural gas properties to determine if any of these properties has been subject to any impairment in value (see note 2). Based upon these evaluations, our management has determined that each of our oil and natural gas properties continued to have prospective commercial viability as of these dates. While we are currently conducting active exploration and development programs with respect to each of these unproved oil and natural gas properties, we anticipate that all of these properties will be evaluated and the associated costs transferred into the amortization base or be impaired over the next five years.

5.	OTHER PROPERTY AND EQUIPMENT

Summarized below are our capitalized costs for other property and equipment as of March 31, 2004 and December 31, 2003:

	March 31,	December 31,
	2004	2003

Computer and SFD equipment	$329,498	$332,011
Computer and SFD software	140,815	142,238
Equipment	85,897	86,046
Furniture and fixtures	185,471	187,588
Leasehold improvements	235,783	238,475
SFD survey system (including software)	127,845	127,845
Tools	1,875	1,897
Vehicle	18,828	18,828
Flight Equipment	1,365	1,380
Other property and equipment	1,127,377	1,136,308
Less accumulated depreciation, amortization and impairment	(948,956)	(944,083)
Net other property and equipment	$178,421	$192,225

6.	COMMON SHARES

We calculate basic earnings per common share from continuing operations using net income from continuing operations, net of income taxes, divided by the weighted average number of common shares outstanding. We calculate basic earnings per common share using net income attributable to common shareholders and the weighted average number of common shares outstanding. We calculate diluted earnings per common share from continuing operations and diluted earnings per common share in the same manner as basic, except we use the weighted-average number of diluted common shares outstanding in the denominator.

In calculating diluted earnings per common share for the three month periods ended March 31, 2004 and 2003, we excluded all options and warrants, either because the exercise price was greater than the average market price of our common shares in those quarters or the exercise of the options or warrants would have been anti-dilutive. During these periods, outstanding stock options and warrants were the only potentially dilutive instruments.

On February 12, 2004, we raised $1,143,633 in gross proceeds through a private placement of 573,269 units. Each unit consisted of a common share at $2.00 ($2.60 CDN) per share and a warrant with a strike price of $2.75 and a one year life. Net proceeds to our company were $1,078,066 after deducting $65,567 in offering expenses and finders' fees. In addition, we also received $504,920 in gross proceeds at March 31, 2004 for which shares had not been issued at March 31, 2004 and this amount is shown as subscriptions payable on the balance sheet.

7.	PREFERRED SHARES

The preferred shares are not entitled to payment of any dividends, although they are entitled under certain circumstances to participate in dividends on the same basis as if converted into common shares. Preferred shares carry liquidation preferences should our company wind-up and dissolve.

The preferred shares were all returned to treasury effective May 9, 2003 as part of the compensation received for the sale of the U.S. properties.

8.	PERFORMANCE WARRANTS

On August 1, 1996, we granted a performance-based contractual right to acquire NXT warrants to the licensor of our SFD technology, Momentum Resources Corporation ("Momentum Resources"), in connection with the amendment of our exclusive SFD technology license with Momentum Resources to use the SFD technology for hydrocarbon exploration. The initial term of the Agreement expires on December 31, 2005.  However, it renews automatically for additional one year terms unless we give written notice to Momentum Resources, no later than 60 days prior to the expiration of the pending term, our elections not to automatically renew the Agreement.  Pursuant to this contractual right, Momentum Resources is entitled to a separate grant of warrants entitling it to purchase 16,000 common shares at the then current trading price for each month after December 31, 2000 in which production from SFD-identified prospects during that month exceeds 20,000 barrels of hydrocarbons. Momentum Resources has not earned any warrants under the SFD technology license as of March 31, 2004.

9.	EMPLOYEE AND DIRECTOR OPTIONS We have summarized below all outstanding options under our various stock option plans and arrangements as of March 31, 2004:

			As of March 31, 2004
Stock Option Plan	Grant Date	Exercise Price	Outstanding	Vested

Independent Grants
	January 4, 2001	$2.00	15,000	15,000
	June 24, 2003	$0.38	75,000	75,000

1997 Employee Stock Option Plan
	January 4, 2001	$2.00	255,667	223,667
	December 27, 2000	$4.13	10,000	6,000
	May 15, 2001	$2.50	120,000	120,000
	July 5, 2001	$2.00	30,000	15,000
	August 13, 2002	$0.38	76,668	9,998
	September 20, 2002	$0.29	7,000	1,666
	March 27, 2003	$0.14	60,000	20,000
	September 8, 2003	$0.43	270,000	-

1999 Executive Stock Option Plan
	May 1, 1999	$2.00	520,800	520,800

2000 Directors Stock Option Plan
	February 15, 2000	$2.00	25,000	25,000
	April 17, 2000	$2.00	50,000	50,000
	August 13, 2002	$0.38	120,000	39,999
	September 20, 2002	$0.29	10,000	3,333
	September 8, 2003	$0.43	160,000	-

			1,805,135	1,125,463

The employee options outstanding as of March 31, 2004 will vest over the next three years, based upon the continued provision of services as an employee or consultant. The options vest one-third each on the first through third anniversaries of the grant date, respectively, based upon the continued provision of services. The options generally lapse, if unexercised, five years from the date of vesting.

10.	COMMITMENTS AND CONTINGENCIES

We have a sub-lease which ends July 31, 2004. The space is approximately 6,600 square feet and our monthly cost is about $13,100 CDN. We are currently considering office alternatives.

On November 27, 2002, we were served a Statement of Claim which had been filed on November 25, 2002, in the Court of Queen's Bench of Alberta, Judicial District of Calgary (Action No. 0201-19820), naming Energy Exploration Technologies Inc. and George Liszicasz as defendants. Mr. Dirk Stinson, the plaintiff, alleges that NXT failed to pay him compensation under a consulting agreement and further alleges that NXT, without lawful justification, obstructed Mr. Stinson from trading his shares of NXT. At the time of the filing of this suit, Mr. Stinson was a major shareholder of our common stock. He is a past President and director of NXT and is currently a director and shareholder of Momentum Resources. Mr. Stinson was seeking, among other things, damages in the amount of $1,614,750 and an injunction directing NXT to instruct our transfer agent to immediately remove the legend from Mr. Stinson's shares. On December 10, 2002, we filed our Statement of Defence. On July 14, 2003, we received notice that the plaintiff had dropped all claims except for a claim for $74,750 plus interest for compensation under a consulting agreement.

We believe the claim against us is without merit and intend to vigorously defend ourselves against the claim and are seeking an expeditious dismissal of the claim.

On March 18, 2003, we were served a Statement of Claim which had been filed on March 14, 2003, in the Court of Queen's Bench of Alberta, Judicial District of Calgary (Action No. 0301-04309), naming Glen Coffey, Murray's Aviation Repairs (1980) Ltd., Energy Exploration Technologies, its wholly-owned subsidiary, NXT Energy Canada, Inc., Dennis Wolsky, as Administrator of the Estate of Jerry Wolsky, deceased and Embassy Aero Group Ltd. as defendants. Tops Aviation Ltd., Spartan Aviation Inc. and John Haskakis (the

"Plaintiffs") allege that the defendants were negligent and in breach of a Ferry Flight Contract between one or some of the defendants and one or some of the Plaintiffs under which Mr. Jerry Wolsky was to deliver a Piper Twin Comanche aircraft to Athens, Greece. The aircraft crashed in Newfoundland enroute to Athens killing Mr. Wolsky. The Plaintiffs are seeking, among other things, damages in the amount of $450,000 CDN or loss and damages to the aircraft and cargo; and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses.

Neither we nor our subsidiary, NXT Energy Canada, Inc., were parties to the Ferry Flight Contract. We believe the claim against us and our subsidiary is without merit and intend to vigorously defend ourselves against the claim and are seeking an expeditious dismissal of the claim.

11.	INVESTOR RELATIONS OPTIONS

On May 15, 2001, as additional compensation to our investor relations consultant pursuant to an investor and public relations services agreement, we granted that consultant options to purchase 155,000 common shares at $2.50 per share. The underlying agreement provided that 50,000 options would vest immediately, and an additional 35,000 options would vest upon each of the first, second and third anniversary dates of the agreement, respectively, even if the agreement was not subsequently renewed so long as the agreement has not been terminated by either party prior to the end of the termination of the prior term or NXT has not terminated this agreement for "good cause" as defined in the agreement. These options lapse, to the extent vested and unexercised, five years after the date of vesting.

12.	DISCONTINUED OPERATIONS

In January 2003, we adopted a formal plan to divest our U.S. oil and gas properties. On May 9, 2003 we closed a sale transaction with our U.S. joint venture partner to sell the properties for total consideration of $1,450,000 with proceeds of $720,000 in cash and the return to treasury of all the outstanding preferred shares. The effective date of the transaction was March 1, 2003 and was recorded at market value. For reporting purposes, the results of operations and the financial position of the properties have been presented as discontinued operations. The loss in 2004 from discontinued operations amounted to $11,032 and was incurred for tax consulting assistance.

13.	SEGMENT INFORMATION

We operate in only one business segment, oil and natural gas exploration. We intend to develop all oil and natural gas exploration prospects identified using our proprietary SFD airborne survey technology either directly or with joint venture partners.

Summarized below with respect to our three-month periods ended March 31, 2004 and 2003 is geographic information relating to:

  revenues we have received during the period from our external customers, allocated amongst the geographic areas in which the revenue was generated;
  revenues we have received during the period from sources other than our external customers, allocated amongst the geographic areas in which the revenue was generated; and
  our net loss for the period, allocated amongst the geographic areas in which the revenue and associated expenses were generated.

Three Months Ended	United States	Canada	Total

March 31, 2004:
Revenues from oil and natural gas production	$0	$ 16,829	$ 16,829
Net loss from continuing operations	$0	$ (1,028,714)	$ (1,028,714)
Net loss from discontinued operations	$(11,032)	$ 0	$ (11,032)

March 31, 2003:
Revenues from oil and natural gas production	$0	$ (19,561)	$ (19,561)
Revenues from other sources	$1,079	$ 12,378	$ 13,457
Net loss from continuing operations	$(60,613)	$ (334,914)	$ (395,527)
Net income from discontinued operations	$198,600	$ 0	$ 198,600

Summarized below is geographic information relating to our assets as of March 31, 2004 and

December 31, 2003, allocated amongst the geographic areas in which the assets were physically located or principally connected:

Assets As Of	United States	Canada	Total
March 31, 2004	$0	$ 3,003,174	$ 3,003,174
December 31, 2003	$0	$ 2,636,124	$ 2,636,124

In preparing the above tables, we have eliminated all inter-segment revenues, exp enses and assets ..

INFORMATION WITH RESPECT TO THE REGISTRANT

This prospectus contains all material information related to NXT and the offering of securities being made hereunder. However, additional information may be set forth in the registration statement and the exhibits and schedules filed with the Securities and Exchange Commission therewith. You should refer to that registration statement and those exhibits and schedules for further information regarding our company and our common shares to be offered and sold under this prospectus.

You should rely only on the information or representations provided in this prospectus.  We have authorized no one to provide you with different information.

We are also a reporting company under the Exchange Act and, as such, are obligated to file annual reports on Form 10-K, quarterly reports on form 10-Q, proxy statements and other reports, statements and information with the SEC in accordance with the Exchange Act.  While we mail our annual proxy materials and annual reports on Form 10-K to our shareholders prior to our annual meeting of shareholders, we do not mail any other periodic reports and other information to our shareholders other than in response to specific requests for these materials.

You may review and print-out the registration statement containing this prospectus as well as any other reports, proxy and information statements we may file with the SEC through its website at http://www.sec.gov.  You may also inspect and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 To obtain information about this reference room you should call the SEC at 1-800-SEC-0330.

YOU MAY ALSO REQUEST A COPY OF ANY DOCUMENT WE FILE WITH THE SEC, AT NO COST, BY EITHER WRITING US AT OUR PRINCIPAL EXECUTIVE OFFICES LOCATED AT 840 7TH AVENUE S.W., SUITE 700, CALGARY, ALBERTA, CANADA T2P 3G2, TELEPHONING US AT (403) 264-7020, OR E-MAILING YOUR REQUEST TO info@nxtenergy.com.  SELECTED DOCUMENTS WE FILE WITH THE SEC ARE ALSO AVAILABLE FOR PRINT-OUT IN PDF FORMAT ON OUR CORPORATE WEBSITE AT www.nxtenergy.com.

Rights and Privileges of Shareholders

There are no restrictions on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada).  See "Additional Information - Exchange Controls".

Enforceability of Civil Liabilities against NXT and its Foreign Officers and Directors

In October 2003, NXT was continued from a Nevada corporation to a corporation organized under the law of the Province of Alberta, Canada. In May 2003, NXT disposed of all of its U.S.-based properties. Therefore, NXT is regarded in the U.S. as a foreign corporation and all of its assets are located in foreign jurisdictions, currently Alberta, Canada. Only two (2) of NXT's six (6) members of its board of directors and only one (1) of its executive officers are U.S. residents. Therefore, in the event that any investor attempts to bring an action under the civil liability provision of the U.S. federal securities laws against NXT, any of its foreign officers and directors may face certain obstacles in such attempt.  Moreover, an investor that seeks to enforce these civil liability provisions against NXT and its foreign officers and directors may also face certain obstacles.

Service of Process in the United States against NXT and its Foreign Officers and Directors

NXT's agent for service of process in the U.S. is Paracorp Incorporated, who is located at 318 No. Carson Street Suite #208 Carson City, Nevada 89701; telephone number: (775) 883-0104. Any action brought by an investor against NXT can be served on NXT by delivery of a copy of such action to Paracorp. The effect of such service and the jurisdiction of the applicable court over NXT in such action would be subject to the laws of the state in which such action is brought.

NXT is not aware of any applicable laws, facts or circumstances that would give a court located in the United States jurisdiction over any of NXT's foreign resident officers or directors. Therefore, an investor may be barred from bringing any action against the foreign officers and directors of NXT.

Enforcement of US Judgments in Alberta, Canada

If a judgment were obtained in an action initiate or litigated in the U.S., there are, generally, there are two (2) ways for the investor to enforce the judgment in an Alberta Court. The first method would be pursuant to Alberta's Reciprocal Enforcement of Judgments Act, Chapter R-6, Statutes of Alberta.  If the U.S. judgment was given in a reciprocating jurisdiction, the foreign judgment creditor may apply to the Alberta Court of Queen's Bench to simply register the judgment in Alberta.  This Act has limited applicability since, pursuant to the Reciprocating Jurisdictions Regulation, the only reciprocating jurisdictions in the U.S. are the States of Washington, Idaho and Montana.  If the Reciprocal Enforcement of Judgments Act applies, however, the investor would have to register the US judgment by application with the Alberta Court of Queen's Bench.

The second method of enforcing a foreign judgment in Alberta is to sue upon the judgment, essentially seeking a declaration that the U.S. judgment is final and there should be no scrutiny or litigation of the underlying issues.  Canadian courts generally will not revisit or re-try a U.S. judgment if basic conditions are satisfied.  The basic preconditions for enforcing a foreign judgment in Canada are merely that: (a) it must be final and for a definite sum of money; and (b) the U.S. court must have had a real and substantial connection to the subject matter of the action and the parties.

Assuming that these preconditions are met, there are only three available defences to the enforcement of a foreign judgment in Canada namely, the defence of fraud, the defence of natural justice and the defence of public policy.  If the judgment was obtained fraudulently, it could not be imported.

The defence of natural justice refers to the procedures followed by the foreign court in arriving at its decision.  The Alberta court would examine whether the defendants had the proper opportunity to defend and whether they were given sufficient notice of the action.

The defence of public policy primarily relates to whether the foreign laws are consistent with Canadian values and, yet again, on this basis, a judgment obtained in the United States is much more likely to be enforced than one obtained in countries with a less evolved legal system.

The most compelling question that would most likely arise when an investor attempts to enforce a US judgment in Alberta is whether or not a Canadian court would agree that the United States court had a real and substantial connection to the subject matter of the action and the parties.  This depends on such considerations as whether the parties attorned to the jurisdiction, the residence of the parties, the nexus of the cause of action with the foreign jurisdiction, the location of the "breach" and whatever other issues would apply to determine whether the United States jurisdiction had properly exercised its jurisdiction in hearing the matter.

Initiation of an Original Action in Alberta against NXT or its foreign Officers and Directors based on U.S. federal securities laws.

A non-Alberta investor could bring an original action in the Alberta courts against NXT and/or its foreign (i.e. Alberta resident) officers and directors in certain circumstances.  First, the Alberta Court of Queen's Bench would need to have jurisdiction over the matter.  The fact that NXT is registered and carries on business in Alberta makes it very likely that an action against it in Alberta would stand regardless of the jurisdiction of the plaintiffs.  The basic test is whether or not Alberta would be the "forum convenines" for such an action or whether, alternatively, there is another forum more suitable for the ends of justice.  The onus would be on NXT to positively demonstrate that there is another available forum that is clearly or distinctly more suitable, which is often a difficult burden to meet.  This issue typically arises in the context of "exclusive jurisdiction" clauses in contracts as in some circumstances an Alberta corporation or resident can argue that jurisdiction is specifically and exclusively provided by contract.  This principle would appear to have little application in the present context.  Absent a contract, sometimes an Alberta corporation or resident would be able to establish that another jurisdiction is a more suitable forum, for example, if all of the activities, documents and witnesses were connected to some other location.

 In the context you have raised, for example, an Alberta court might be reluctant to hear a case that would depend on an interpretation of U.S. federal securities laws since that would involve expert legal witnesses on those laws attending in Alberta to testify and educate the court.  Similarly, in such circumstances, all of the Plaintiffs would likely be resident elsewhere.  It is always a question of fact whether or not the Alberta court would determine that an action against an Alberta corporation or resident should actually be litigated elsewhere.

Assuming that an action by foreign plaintiffs was validly bought in Alberta, then normally those plaintiffs would be required by the court to post security for the defendant's costs of the action.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

 The Business Corporations Act (Alberta) ("ABCA") generally allows NXT to indemnify a director or officer of NXT, a former director or officer of NXT or a person who acts or acted at NXT's request as a director or officer of a body corporate of which NXT is or was a shareholder or creditor and the director's or officer's heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director of officer of that corporation or body corporate if the director or officer acted honestly and in good faith with a view to the best interests of NXT and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director's or officer's conduct was lawful.

The By-Law of NXT provides that NXT shall indemnify a director or officer, a former director or officer and a person who acts or acted at NXT's request as a director or officer of a body corporate of which NXT is or was a shareholder or creditor (the "Indemnified Parties") and the heirs and legal representatives of each of them, against all costs, charges and expenses, which includes, without limiting the generality of the foregoing, the fees, charges and disbursements of legal counsel on an as-between-a-solicitor-and-the-solicitor's-own-client basis and an amount paid to settle an action or satisfy a judgment, reasonably incurred by an Indemnified Party, or the heirs or legal representatives of an Indemnified Party, or both, in respect of any action or proceeding to which any of them is made a party by reason of an Indemnified Party being or having been a director or officer or a director or officer of that body corporate, if:

(a) the Indemnified Party acted honestly and in good faith with a view to the best interests of NXT; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party's conduct was lawful.

NXT's By-Law also provides that NXT shall indemnify an Indemnified Party and the heirs and legal representatives of an Indemnified Party in any other circumstances that the ABCA permits or requires.  Nothing in NXT's By-Law limits the right of a person entitled to indemnity to claim indemnity apart from the provisions of the By-Law.

NXT's By-Law and the ABCA provide that NXT may purchase and maintain insurance for the benefit of a person referred to above against the liabilities and in the amounts the ABCA permits and the Board of Directors of NXT approves.

EXHIBITS

4.1 (4)	Energy Exploration Technologies Inc. specimen common stock certificate
5.1	Legality Opinion of W. Scott Lawler, Esq.
10.1 (1)	Partnership Agreement of Messrs. Liszicasz and Stinson dated September 1, 1995
10.2 (1)	Agreement between Pinnacle Oil Inc. and Mr. Liszicasz dated January 1, 1996
10.3 (1)	Transfer Agreement by Momentum Resources Corporation dated June 18, 1996
10.4 (1)	Restated Technology Agreement dated August 1, 1996
10.5 (1)	Amendment to Restated Technology Agreement with Momentum Resources Corporation dated April 3, 1998
10.7 (1)	Letter Agreement with Encal Energy Ltd. dated December 13, 1996
10.17 (1)	Canadian Data License Agreement with Pinnacle Oil Canada Inc. dated April 1, 1997
10.18 (1)	American Data License Agreement with Pinnacle Oil Inc. dated April 1, 1997
10.19 (1)	Cost Recovery Agreement with Pinnacle Oil Canada Inc. dated April 1, 1997
10.41 (3)	Employment Agreement dated December 1, 2002 with George Liszicasz
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of W. Scott Lawler, Esq., included with Exhibit 5
23.3	Consent of Dobson Resource Management Ltd.
24(4)	Power of attorney
99.1 (1)	Report captioned "Evaluation of Stress Field Detector Technology-Implications for Oil and Gas Exploration in Western Canada" dated September 30, 1996 prepared by Rod Morris, P. geologist, A.P.E.G.G.A.
99.2 (1)	Report regarding "Stress Field Detector Technology" dated May 22, 1998 prepared by Encal Energy Ltd.
99.3 (2)	Report captioned "SFD Data Summary" dated August 26, 1998 prepared by CamWest, Inc.
99.4 (1)

Report captioned "Pinnacle Oil International Inc.-Stress Field Detector Documentation of Certain Exploration and Evaluation Activities" dated February 27, 1998 prepared by Gilbert Laustsen Jung Associates Ltd.

(1) Previously filed by our company as part of our Registration Statement on Form 10 filed on June 29, 1998 (SEC File No. 0-24027)
(2) Previously filed by our company as part of our Amendment No. 1 to Registration Statement on Form 10 filed on August 31, 1998
(3) Previously filed by our company as part of our Annual Report on Form 10-K for the year ended December 31, 2002 as filed on March 31, 2003.
(4) Previously filed by our company as part of our registration statement on Form F-2, filed on February 12, 2004.

UNDERTAKINGS

We hereby undertake to:

1.

File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

(i)

Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Securities and Exchange Commission under Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table on the face page of the effective registration statement; or

(iii)

Include any additional or changed material information on the plan of distribution.

1.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

2.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

3.

File a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

4.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.

NXT hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is given: NXT's latest filing on Form 10-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that reasonable grounds to believe that it meets all of the requirements for filing Form F-2 and has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on May28, 2004.

ENERGY EXPLORATION TECHNOLOGIES INC., an Alberta corporation
May 28, 2004	By: /s/GeorgeLiszicasz George Liszicasz Chief Executive Officer (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:_________________________________ His Highness Sheikh Al Hassan	Director	May____, 2004
By: Dennis R. Hunter	Director	May____, 2004

By: /s/ Robert Van Caneghan Robert Van Caneghan	Director	May 28, 2004

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the following persons in the capacities and on the dates indicated pursuant to a signed power of attorney executed by such persons appointing W. Scott Lawler.  Such power of attorney made Mr. Lawler a true and lawful attorney-in-fact and agent, with full power of substitution, of each person named below and in his name, place and stead in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement, including registration statements filed or amendments made pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices or other document necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto Mr. Lawler full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that Mr. Lawler may lawfully do or cause to be done by virtue hereof.

By:_/s/ George Liszicasz George Liszicasz	Chief Executive Officer (principal executive officer) and Chairman	May 28, 2004
By: /s/ Donald E. Foulkes Donald E. Foulkes	Director	May 28, 2004
By: /s/ Doug Rowe Doug Rowe	Director	May 28, 2004